As filed with the Securities and Exchange Commission on September 3, 2002.

                                                      Registration No. 333-91670
                                                                       811-21135

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [ ]

                        Pre-Effective Amendment No. 1                       [X]

                       Post Effective Amendment No. _                       [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                               Amendment No. 1                              [X]

                            ------------------------

                      AMERITAS VARIABLE SEPARATE ACCOUNT VA
                                  (Registrant)

                            ------------------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                   (Depositor)
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            ------------------------
                                DONALD R. STADING
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                 (402) 467-7465
                            ------------------------




                  Approximate Date of Proposed Public Offering:
                  As soon as practicable after effective date.

    TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                             ALLOCATOR 2000 ANNUITY
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
Form N-4       Item                                    Heading in Prospectus
Item 1.        Cover Page..............................Cover Page
Item 2.        Definitions.............................Definitions
Item 3.        Synopsis or Highlights..................Fee Table; Fund Expense Summary; Example
Item 4.        Condensed Financial Information.........Condensed Financial Information; Performance Data
Item 5.        General Description of Registrant,
               Depositor and Portfolio Companies
               a) Depositor............................Ameritas Variable Life Insurance Company
               b) Registrant...........................The Separate Account
               c) Portfolio Company....................The Funds
               d) Prospectus...........................The Funds
               e) Voting...............................Voting Rights
               f) Administrator........................N/A
Item 6.        Deductions and Expenses
               a) Deductions...........................Fee Table; Charges and Deductions
               b) Sales Load...........................Fee Table; Withdrawal Charge
               c) Special purchase plans...............Administrative Charges
               d) Commissions..........................Distribution of the Policies
               e) Portfolio company deductions and
               expenses................................The Funds; Fee Table: Fund Expense Summary
               f) Registrant's expenses................N/A
Item 7.        General Description of Variable
               a) Rights...............................The Policy; Distributions Under the Policy; General
                                                       Provisions; Voting Rights
               b) Provisions and limitations...........The Policy; Allocation of Premium; Transfers
               c) Changes in contracts or
               operations..............................Addition, Deletion, or Substitution of Investment;
                                                       The Policy; Voting Rights
               d) Contractowners inquiries.............Ameritas Variable Life Insurance Company
Item 8.        Annuity Period
               a) Level of benefits....................Allocation of Premium; Annuity Income Options
               b) Annuity commencement date............Annuity Date
               c) Annuity payments.....................Annuity Income Options
               d)Assumed investment return.............N/A
               e) Minimums.............................Annuity Income Options
               f) Rights to change options or
               transfer investment base................Annuity Income Options
Item 9.        Death Benefit
               a) Death benefit calculation............Death of Annuitant Prior to Annuity Date: Death of
                                                       Owner; Annuity Income Options
               b) Forms of benefits....................Death of Annuitant Prior to Annuity Date: Death of
                                                       Owner; Annuity Income Options
Item 10.       Purchases and Contract Values
               a) Procedures for purchases.............Cover Page; Policy Application and Premium Payment;
                                                       Allocation of Premium
               b) Accumulation unit value..............Accumulation Value
               c) Calculation of accumulation unit
               value...................................Accumulation Value
               d) Principal underwriter................Distribution of the Policies


Item 11.       Redemptions
               a) Redemption procedures................Full and Partial Withdrawals
               b) Texas Optional Retirement
               Program.................................N/A
               c) Delay................................Full and Partial Withdrawals; Deferment of Payment
               d) Lapse................................N/A
               e) Revocation of rights.................Refund Privilege
Item 12.       Taxes
               a) Tax consequences.....................Federal Tax Matters
               b) Qualified plans......................Federal Tax Matters
               c) Impact of taxes......................Taxes
Item 13.       Legal Proceedings.......................Legal Proceedings
Item 14.       Table of Contents for Statement of
               Additional Information..................Statement of Additional Information

PART B
Form N-4       Item....................................Heading in Statement of Additional Information

Item 15.       Cover Page..............................Cover Page
Item 16.       Table of Contents.......................Table of Contents
Item 17.       General Information and History
               a) Name change/Suspended Sales..........N/A
               b) Attribution of Assets................N/A
               c) Control of Depositor.................General Information and History
Item 18.       Services
               a) Fees, expenses and costs.............N/A
               b) Management-related services..........AVLIC
               c) Custodian and independent public
               accountant..............................Safekeeping of Separate Account Assets; Experts
               d) Other custodianship..................N/A
               e) Administrative servicing agent.......N/A
               f) Depositor as principal
               underwriter.............................N/A
Item 19.       Purchase of Securities Being Offered
               a) Manner of Offering...................N/A
               b) Sales load...........................N/A
Item 20.       Underwriters
               a) Depositor or affiliate as principal
               underwriter.............................Distribution of the Policy
               b)continuous offering...................Distribution of the Policy
               c) Underwriting commissions.............Distribution of the Policy
               d) Payments of underwriter..............N/A
Item 21.       Calculation of Performance Data.........Calculation of Performance Data
Item 22.       Annuity Payments........................N/A
Item 23.       Financial Statements
               a) Registrant...........................Financial Statements


PROSPECTUS: September 10, 2002
ALLOCATOR 2000 ANNUITY(sm)                               Ameritas
                                                        Variable Life Insurance
Flexible Premium                                                        Company
Deferred Variable Annuity Policy          Ameritas Variable Separate Account VA

         This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. As an annuity, it also provides you with several ways to receive regular income from your investment. A low minimum first year premium of at least $300 is required. Further investment is optional.

         You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:

-----------------------------------------------------------------------------------------------------------------------
                             Series Fund issuing the Subaccount
Referred to as:                    underlying portfoios:                             Portfolio Advisor
----------------------- -------------------------------------------- --------------------------------------------------
ALGER                      The Alger American Fund                               Fred Alger Management, Inc.
CALVERT PORTFOLIOS         Calvert Variable Series, Inc. Calvert Portfolios      Calvert Asset Management Company, Inc.
                           (an  Ameritas Acacia  affiliate)                      (an  Ameritas Acacia  affiliate)
FIDELITY                   Variable Insurance Products: Service Class 2          Fidelity Management & Research Company
NEUBERGER BERMAN           Neuberger Berman Advisers Management Trust            Neuberger Berman Management Inc.
OPPENHEIMERFUNDS           Oppenheimer Variable Account Funds                    Oppenheimer Funds, Inc.
SCUDDER                    Deutsche Asset Management VIT Funds                   Deutsche Asset Management, Inc.
TEMPLETON                  Franklin Templeton Variable Insurance                 Templeton Investment Counsel, LLC
                              Products Trust
VAN ECK                    Van Eck Worldwide Insurance Trust                     Van Eck Associates
-----------------------------------------------------------------------------------------------------------------------

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

         A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (www.sec.gov), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

           The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the
                 Policy. Any representation to the contrary is a
                                criminal offense.

              NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE

             Ameritas Variable Life Insurance Company (we, us, our)
                         Service Center, P.O. Box 82550,
                            Lincoln, Nebraska 68501.
                     1-800-745-1112. variable.ameritas.com
                              ---------------------

Contacting Us. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O"Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              www.variable.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Sending Forms, Written Notice and Written Requests in "Good Order." If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

Remember, the Correct Form is important for us to accurately process your Policy elections and changes. Many can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we'll send you the form you need.

                            Make checks payable to:
                   "Ameritas Variable Life Insurance Company"


TABLE OF CONTENTS                                        Begin on Page

     DEFINED TERMS...............................................3
     POLICY OVERVIEW.............................................4
     FEE TABLES..................................................6
     FINANCIAL INFORMATION.......................................8
     IMPORTANT POLICY PROVISIONS.................................9
         Policy Application and Issuance
         Your Policy Value
         Telephone Transactions
         Death of Annuitant
         Delay of Payments
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         Policy Termination
     INVESTMENT OPTIONS.........................................13
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Systematic Transfer Programs:  Model Asset Allocation,
           Dollar Cost Averaging, Portfolio Rebalancing,
           Interest Sweep
     FEES.......................................................17
         Surrender Charge
         Mortality and Expense Risk Charge
         Administrative Fees
           Administrative Expense Fee, Annual Policy Fee
         Tax Charges
         Fees Charged by the Portfolios
     POLICY DISTRIBUTIONS.......................................19
         Withdrawals
         Loans
         Death Benefits
         Annuity Income Phase
     TAX MATTERS................................................24
         Taxation of Nonqualified Policies
         Taxation of Qualified Policies
         Possible Tax Law Changes
     MISCELLANEOUS..............................................27
         About Our Company
         Distribution of the Policies
         Voting Rights
         Distribution of Materials
         Advertising
         Legal Proceedings
     APPENDIX A: Variable Investment Option Portfolios..........A:1
     APPENDIX B:  Accumulation Unit Values .....................B:1
     APPENDIX C:  Tax-Qualified Plan Disclosures................C:1
     APPENDIX D:  Model Asset Allocation .......................D:1
     Thank You.  If You Have Questions,......................Last Page
     Statement of Additional Information Table of Contents...Last Page

DEFINED TERMS

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Annuity Date is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

Business Day is each day that the New York Stock Exchange is open for trading.

Owner, you, your is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Year/Month/Anniversary are measured from respective anniversary dates of the date of issue of this Policy.

Subaccount is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

Surrender Value is the Policy value less applicable surrender charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

We, Us, Our, Ameritas Variable, AVLIC-Ameritas Variable Life Insurance Company.

Written Notice or Request -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.

           This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain
           features described in this prospectus, may not be available in all states.

           If your Policy is issued as part of a qualified plan under the Internal Revenue Code, refer to any plan documents
              and disclosures for information about how some of the
               benefits and rights of the Policy may be affected.

                              No one is authorized
         to give information or make any representation about the Policy that is not in this prospectus.
                If anyone does so, you should not rely upon it as
                          being accurate or adequate.

POLICY OVERVIEW

         The following is intended as a summary. Please read each section of this prospectus for additional detail.

         The ALLOCATOR 2000 ANNUITY Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. Associated charges are discussed in this prospectus' FEE TABLES and FEES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options and to a Fixed Account fixed interest rate option. In the Separate Account variable investment options you may gain or lose money on your investment. In the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

         COMPARISON TO OTHER POLICIES AND INVESTMENTS

         Compared to fixed annuities. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed-interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

         A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

         Compared to mutual funds. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:

o Accumulates capital on a tax-deferred basis.
o A guaranteed minimum return on your investment if you choose a Fixed Account option.
o Can provide annuity payments for the rest of your life or for some other period.
o Provides a death benefit that could be higher than the value of the Policy.
o Generally defers federal income tax liability on any earnings until you receive a distribution from the Policy.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Automatically reinvests dividends and capital gains distributed by the variable investment options' underlying portfolios and reflects them in the portfolio's value.
o Deducts from Policy value charges for insurance benefits not available with direct mutual fund investments.
o Withdrawals before age 59 1/2 generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.
o Withdrawals can result in a surrender charge.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.

TAX-QUALIFIED PLANS

         The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, Tax Sheltered Annuity ("TSA" or "403(b) annuity"), etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX C to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

         POLICY OPERATION & FEATURES
Premiums.

o  Minimum first year premium: $300.
o  Minimum additional premium: $30.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 75th birthday without our approval. Only the initial single premium can be paid if the Annuitant is older than age 75 at Policy issue.

Investment Options.

o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer among investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Deductions from Assets.

(See FEE TABLES on next pages.)

Deductions from entire Policy value:
o Generally, premium taxes, if any. (Some states levy this tax when premium is paid.)
o  Policy fee, if any.
o  Surrender charge, if any.

Deductions from Separate Account assets only:
o  Mortality and expense risk charge.
o  Administrative expense charge.
o  Underlying portfolio investment advisory fees and operating expenses.

Withdrawals.
o Surrender charges apply to withdrawals under the base Policy. After a premium is received, surrender charges apply for 5 years.

         Each withdrawal must be at least $100.
                      -----------------
                          Premiums
---------------------------------------------------------
        Ameritas Variable Life Insurance Company
---------------------------------------------------------
                   Investment Options
-------------- -- ---------------------------------------
    Fixed
   Account        Ameritas Variable Separate Account VA

Policy Value           Variable Investment Options
 receives a       Policy value may vary daily depending
 guaranteed         upon the investment performance of
    fixed               the underlying portfolios.
  interest
    rate.
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
---------------------------------------------------------
             Fees (Deductions from Assets)
---------------------------------------------------------
   Withdrawals             Death             Annuity
                          Benefit         Income Options
-------------------    ---------------    ---------------
Annuity Income.
o Several fixed annuity income options are available.

Death Benefit.
o A standard death benefit is paid upon the death of the Owner unless the guaranteed minimum death benefit is payable.

         POLICY PHASES

         The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

         Accumulation Phase. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a surrender charge, income tax and a penalty tax.

         Annuity Income Phase. The accumulation phase ends and the annuity income phase begins on the earlier of a date you select or the first day of the month following the annuitant's 90th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.

FEE TABLES

         The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.

----------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
------------------------------------------------------------------------------------- --------------------------------
SURRENDER CHARGE
                                       --------------------------------
(the surrender charge is deducted as   Years since receipt of premium                            NONE
   a % of each premium withdrawn)        1     2    3    4    5     6+
                                       ---- ----- ---- ---- ----- -----
'        5-Year Surrender Charge        8%    8%   8%   6%    4%    0%
                                       ---- ----- ---- ---- ----- -----
----------------------------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE (Waived if Policy value is at least $50,000.)
------------------------------------------------------------------------------------- --------------------------------
'   ANNUAL POLICY FEE                                                                             $42
----------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
            (deducted daily from assets allocated to the  Separate Account to equal the annual % shown )
                      -----
------------------------------------------------------------------------------------- --------------------------------
'   MORTALITY & EXPENSE RISK CHARGE
    *(Beginning in the 16th Policy Year, this charge decreases by 0.05% annually
    until it reaches 0.50% annually in Policy Year 30; the rate remains level at                 1.25% *
    0.50% annually thereafter.)

'   ADMINISTRATIVE EXPENSE FEE                                                                   0.10%
------------------------------------------------------------------------------------- --------------------------------
                           TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                1.35% *
                           Declines to 0.60% in Policy Year 30 and thereafter.
------------------------------------------------------------------------------------- --------------------------------

SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------

         The following chart shows the expenses charged in the year 2001 by each Subaccount's underlying portfolio based on that portfolio's average daily net assets. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.

----------------------------------------------------------------------------------------------------------------------
                                                                             Total                        Total
     Subaccount's underlying               Management   12b-1     Other      Fund    Waivers and   after waivers and
     Portfolio Name                           Fees       Fees     Fees       Fees    Reductions    reductions, if any
----------------------------------------------------------------------------------------------------------------------
ALGER
o        Alger American Growth                0.75%      -         0.06%     0.81%        -            0.81%
o        Alger American MidCap Growth         0.80%      -         0.08%     0.88%        -            0.88%
o        Alger American Small Capitalization  0.85%      -         0.07%     0.92%        -            0.92%
CALVERT PORTFOLIOS (1)
o        CVS Social Balanced                  0.70%      -         0.18%     0.88%        -            0.88%
o        CVS Social International Equity      1.10%      -         0.51%     1.61%        -            1.61%
o        CVS Social Mid Cap Growth            0.90%      -         0.23%     1.13%        -            1.13%
o        CVS Social Money Market              0.50%      -         0.19%(2)  0.69%        -            0.69%
o        CVS Social Small Cap Growth          1.00%      -         0.39%     1.39%        -            1.39%
FIDELITY (Service Class 2)
o        VIP Contrafund(R)                    0.58%     0.25%      0.11%     0.94%        -            0.94%(3)
o        VIP Equity-Income                    0.48%     0.25%      0.11%     0.84%        -            0.84%(3)
o        VIP High Income                      0.58%     0.25%      0.15%     0.98%        -            0.98%
NEUBERGER BERMAN
o        AMT Growth                           0.84%       -        0.05%     0.89%        -            0.89%
o        AMT Limited Maturity Bond            0.65%       -        0.08%     0.73%        -            0.73%
o        AMT Partners                         0.82%       -        0.05%     0.87%        -            0.87%
OPPENHEIMERFUNDS
o        Aggressive Growth /VA                0.64%       -        0.04%     0.68%        -            0.84%
o        Capital Appreciation /VA             0.64%       -        0.04%     0.68%        -            0.68%
o        High Income /VA                      0.74%       -        0.05%     0.79%        -            0.79%
o        Main Street Growth & Income /VA      0.68%       -        0.05%     0.73%        -            0.73%
o        Strategic Bond /VA                   0.74%       -        0.05%     0.79%        -            0.79%(4)
SCUDDER(5)
o        VIT Equity 500 Index                 0.20%      -         0.11%     0.31%      0.01%          0.30%
o        VIT Small Cap Index                  0.35%      -         0.28%     0.63%      0.18%          0.45%
o        VIT EAFE(R)Equity Index              0.45%      -         0.36%     0.81%      0.16%          0.65%


----------------------------------------------------------------------------------------------------------------------
                                                                             Total                        Total
     Subaccount's underlying               Management   12b-1     Other      Fund    Waivers and   after waivers and
     Portfolio Name                           Fees       Fees     Fees       Fees    Reductions    reductions, if any
----------------------------------------------------------------------------------------------------------------------
TEMPLETON (Class 2)
o        Global Asset Allocation             0.61%    0.25%(6)    0.20%      1.06%        -             1.06%
o        Foreign Securities                  0.69%    0.25%(6)    0.22%      1.16%      0.01%           1.15%(7)
VAN ECK
o        Worldwide Hard Assets               1.00%       -        0.18%      1.18%        -             1.18%(8)


(1) "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows:

                  CVS Social Balanced                        0.87%
                  CVS Social International Equity            1.54%
                  CVS Social Mid Cap Growth                  1.10%
                  CVS Social Money Market                    0.63%
                  CVS Social Small Cap Growth                1.22%

(2) Expenses have been restated for the upcoming fiscal year.

(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the fund prospectus for details.

(45) OppenheimerFunds, Inc. will reduce the management fee by 0.10% as long as the fund's trailing 12-month performance at the end of the quarter is in the fifth Lipper peer-group quintile; and by 0.05% as long as it is in the fourth quintile. The waiver is voluntary and may be terminated by the Manager at any time.

(5) The investment advisor receives a fee for its services that is a percentage of each fund's average daily net assets. The investment advisor has agreed to waive and/or reimburse operating expenses, including its fees, that exceed certain percentages of the funds' aggregate average daily net assets. Any differences in amounts are due to rounding.

(6) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7) The manager had agreed in advance to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, the total annual fund operating expenses are estimated to be 1.16%.

(8) Excluding interest expense, the total with expense cap/reimbursement is 1.15%.

         Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

         We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

         EXAMPLES OF EXPENSES. The following chart shows the overall expenses you would pay under a Policy under certain assumptions on a $1,000 investment with a hypothetical 5% annual return on asset, and assuming the entire $1,000 is invested in the Subaccount listed. In total, these examples assume maximum charges of 1.35% for Separate Account annual expenses, a $42 Policy fee, plus the underlying portfolio 2001 expenses. If our current fees are less than the guaranteed maximum fees, your expenses could also be less than shown. The examples assume that the fee waiver and expense reimbursement limits set forth in the chart above will continue for the period shown, but do not reflect any premium tax charge which may apply. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be greater or less than those shown in the chart.

------------------------------------------------------------------------------------------------------------------------
                                        Surrender policy at the     Annuitize Policy at the   Policy is neither surrendered
                                       end of the time period.($)   end of the time period.($)       nor annuitized. ($)
------------------------------------------------------------------------------------------------------------------------
       Variable Investment Option         1 Yr  3 Yr  5 Yr  10 Yr   1 Yr   3 Yr  5 Yr   10 Yr  1 Yr  3 Yr  5 Yr  10 Yr
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ALGER
 o  Alger American Growth                 $102  $129   $138  $253   $102    $69  $118   $253   $22    $69  $118   $253
 o  Alger American MidCap Growth          $103  $131   $142  $260   $103    $71  $122   $260   $23    $71  $122   $260
 o  Alger American Small Capitalization   $104  $132   $144  $264   $104    $72  $124   $264   $24    $72  $124   $264
CALVERT PORTFOLIOS
 o  CVS Social Balanced                   $103  $131   $142  $260   $103    $71  $122   $260   $23    $71  $122   $260
 o  CVS Social International Equity       $110  $153   $178  $332   $110    $93  $158   $332   $30    $93  $158   $332
 o  CVS Social Mid Cap Growth             $106  $139   $154  $285   $106    $79  $134   $285   $26    $79  $134   $285
 o  CVS Social Money Market               $101  $125   $132  $241   $101    $65  $112   $241   $21    $65  $112   $241
 o  CVS Social Small Cap Growth           $108  $147   $167  $311   $108    $87  $147   $311   $28    $87  $147   $311
FIDELITY (Service Class 2)
 o  VIP Contrafund                        $104  $133   $145  $267   $104    $73  $125   $267   $24    $73  $125   $267
 o  VIP Equity-Income                     $104  $133   $145  $267   $104    $73  $125   $267   $24    $73  $125   $267
 o  VIP High Income                       $104  $134   $147  $271   $104    $74  $127   $271   $24    $74  $127   $271
NEUBERGER BERMAN
 o  AMT Growth                            $103  $132   $142  $261   $103    $72  $122   $261   $23    $72  $122   $261
 o  AMT Limited Maturity Bond             $102  $127   $134  $245   $102    $67  $114   $245   $22    $67  $114   $245
 o  AMT Partners                          $103  $131   $141  $259   $103    $71  $121   $259   $23    $71  $121   $259
OPPENHEIMERFUNDS
 o  Aggressive Growth /VA                 $103  $130   $140  $256   $103    $70  $120   $256   $23    $70  $120   $256
 o  Capital Appreciation /VA              $101  $125   $132  $240   $101    $65  $112   $240   $21    $65  $112   $240
 o  High Income /VA                       $102  $129   $137  $251   $102    $69  $117   $251   $22    $69  $117   $251
 o  Main Street Growth & Income/VA        $102  $127   $134  $245   $102    $67  $114   $245   $22    $67  $114   $245
 o  Strategic Bond /VA                    $102  $129   $137  $251   $102    $69  $117   $251   $22    $69  $117   $251
SCUDDER
 o  VIT Equity 500 Index                   $97  $114   $112  $200    $97    $54   $92   $200   $17    $54   $92   $200
 o  VIT Small Cap Index                    $99  $118   $120  $216    $99    $58  $100   $216   $19    $58  $100   $216
 o  VIT EAFE(R)Equity Index               $101  $124   $130  $237   $101    $64  $110   $237   $21    $64  $110   $237
TEMPLETON (Class 2)
 o  Global Asset Allocation               $105  $137   $151  $279   $105    $77  $131   $279   $25    $77  $131   $279
 o  Foreign Securities                    $106  $139   $155  $287   $106    $79  $135   $287   $26    $79  $135   $287
VAN ECK
 o  Worldwide Hard Assets                 $106  $140   $157  $290   $106    $80  $137   $290   $26    $80  $137   $290
 -------------------------------------------------------------------------------------------------------------------

          These examples reflect Separate Account and 2001 underlying portfolio expenses. The $42 annual Policy fee is reflected in these examples, based on an average Policy value of $25,000. Premium taxes may also apply.

          The Fee Tables are designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' FEES section and the prospectus for each Subaccount's underlying portfolio.

FINANCIAL INFORMATION

        We provide Accumulation Unit value history for each of the Separate Account variable investment options in APPENDIX B. This history is for coverage under the predecessor carrier for the periods reported. The Policies will be transferred to AVLIC upon receipt of required approvals under an Assumption Reinsurance Agreement dated April 1, 2002. Therefore, there are no financial statements for the Subaccounts of the Separate Account as of December 31, 2001.

         Financial statements of our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.

IMPORTANT POLICY PROVISIONS

         The ALLOCATOR 2000 ANNUITY Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

         POLICY APPLICATION AND ISSUANCE

         To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.

         Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.

         If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

         The Policy Date is the date two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

         You can purchase a tax-qualified Policy as part of Section 401(a) pension or profit-sharing plans, or IRA, Roth IRA, SIMPLE IRA, SEP, and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' TAX MATTERS section for details. Call us to see if the Policy may be issued as part of other kinds of plans or arrangements.

o        Application in Good Order

         All application questions must be answered, but particularly note these requirements:

          o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
          o Your premium allocations must be completed in whole percentages, and total 100%.
          o    First year premium must meet minimum premium requirements.
          o Your signature and your agent's signature must be on the application.
          o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
          o    City, state and date application was signed must be completed.
          o    If you have one, please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
          o    Your agent must be both properly licensed and appointed with us.

o        Premium Requirements
         Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant may not exceed $1 million without our consent.

         Initial Premium
          o The only premium required if it is at least $300. All others are optional.
          o Must be $300 or part of a plan to achieve first year total premium of at least $300. We have the right to change these premium requirements.
          o If you or the Annuitant is age 75 or older at Policy issue, must be at least $300, and is the only premium you can make (no additional premiums are allowed).

         Additional Premiums
          o Must be at least $30. We have the right to change these premium requirements.
          o Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the annuitant's 75th birthday or (ii) the Annuity Date.

o        Allocating Your Premiums
         You may allocate your premiums among the variable investment options and the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation.

          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

         "Right to Examine" Period Allocations
         Return of Value State. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

         Return of Premium States and IRA plan Policies. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan policies, we will hold the portion of your initial premium allocated to the Separate Account in the Calvert Social Money Market Subaccount for 13 days. Then, we will invest your initial premium in the variable investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the greater of the Policy value or premiums paid.

         YOUR POLICY VALUE

         On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

o        Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

         (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
         (b)  the daily administrative expense fee; minus
         (c) the daily mortality and expense risk charge; and this result divided by
         (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

o        Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:

          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d)  any  transfers  and  transfer  fee from the Fixed  Account to the
               Subaccounts since the end of the previous Policy month; minus
          (e)  any partial  withdrawal and surrender charge taken from the Fixed
               Account since the end of the previous Policy month; minus
          (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary; minus
          (g) the Fixed Account's share of the charges for any optional features; plus
          (h)  interest credited on the Fixed Account balance.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o Transfers among investment options.
o Establish systematic transfer programs.
o Change of premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o Calls will be recorded for your protection.
  For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

         DEATH OF ANNUITANT

         Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

         DELAY OF PAYMENTS

         We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of full surrender or partial withdrawals from the Fixed Account for up to 6 months from the date we receive your Written Notice.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

         If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         MINOR OWNER OR BENEFICIARY

         A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

         POLICY TERMINATION

         We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: Withdrawals section for more information.

         If you have paid no premiums during the previous 24-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $2,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a surrender charge on involuntary terminations.

INVESTMENT OPTIONS

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among 25 Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

The value of your Policy will go up () or down () based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

 SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see Appendix A)

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

         The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or AVLIC. The Separate Account was established as a separate investment account of AVLIC under Nebraska law on May 17, 2002. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

         The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as other publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.
         Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
         You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

                 You bear the risk that the variable investment
                    options you select may fail to meet their
                  objectives, that they could go down in value,
                       and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

o        Adding, Deleting, or Substituting Variable Investment Options
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

         New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Calvert Social Money Market Subaccount.

         If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

         FIXED ACCOUNT FIXED INTEREST RATE OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 4% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. Refer to the Policy for additional details regarding the Fixed Account.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation, nor is the general account registered as an investment company with the SEC. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

         TRANSFERS

         The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

         Transfer Rules:

          o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available.
          o The transferred amount must be at least $50, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $50 in a Subaccount or in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.

          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be delayed up to six months;
               - is limited during any Policy Year to all Fixed Account interest accrued since the last Policy Anniversary, plus 10% of:
                    -    Fixed Account value as of the last Policy Anniversary;
                         plus
                    - Deposits and transfers made into the Fixed Account since the last Policy Anniversary; minus
                    - Partial withdrawals from the Fixed Account since the last Policy Anniversary.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $50, we may transfer the remaining balance, without charge, to the Calvert Social Money Market Subaccount.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         We offer several systematic transfer programs. We reserve the right to alter, assess a charge, or terminate these programs upon thirty days advance written notice.


         SYSTEMATIC TRANSFER PROGRAMS

o        Model Asset Allocation Program
Our Model Asset Allocation program is intended to match your risk tolerance and investment objectives with a model subaccount allocation formula. The model allocations were designed by Ibbotson Associates, Inc., and provide a valuable service to an Owner who seeks to follow the science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. Asset allocation combines the concepts of asset-liability management, mean-variance optimization, simulation and economic forecasting. Its objectives are to match asset classes and strategies to achieve better returns, to reduce volatility and to attain specific goals such as avoidance of interest rate or market risk. Refer to this prospectus' Appendix A and each portfolio's own prospectus for risks associated with international investments. Model Asset Program Rules and Current Allocation tables are located at APPENDIX D.

o        Dollar Cost Averaging Program

         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Calvert Social Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Dollar Cost Averaging programs are intended to limit loss and result in the purchase of more Accumulation Units when a portfolio"s value is low, and fewer units when its value is high. However, there is no guarantee that any such program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         Dollar Cost Averaging Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Calvert Social Money Market Subaccount or the Fixed Account


               is the lesser of $50 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Calvert Social Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available with the Model Portfolio Asset Allocation program or when Automatic Rebalancing is elected.

o        Portfolio Rebalancing Program
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.
          o Portfolio Rebalancing occurs automatically with the Model Portfolio Asset Allocation program.

o        Interest Sweep Program
         The Interest Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Interest Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Interest Sweep Program Rules:

          o    There is no additional charge for the Interest Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Interest Sweep program, give us your allocation instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.
          o You may have your earnings sweep quarterly, semi-annually or annually.

FEES

         The following repeats and adds to information provided in the FEE TABLES section. Please review both prospectus sections for information on fees.

         SURRENDER CHARGE
                                               Years since receipt of premium
                                           ----- ------ ----- ------ ------ ----
  (% of each premium withdrawn)             1      2     3      4      5     6+
  ---------------------------------------- ----- ------ ----- ------ ------ ----
  ' Policy 5-Year Surrender Charge          8%     8%    8%     6%     4%    0%
  ---------------------------------------- ----- ------ ----- ------ ------ ----

         We will deduct a surrender charge from Policy value upon a full surrender or partial withdrawal, and also from any Policy value paid out due to the Owner's death while surrender charges apply. We may also deduct a surrender charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a surrender charge on premiums after the second year since receipt that are applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

         The amount of a partial withdrawal you request plus any surrender charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

o        Free Withdrawal Amount
         You may, prior to the earlier of the Annuity Date or your death, withdraw up to the following Policy value from your Policy without incurring a surrender charge:
          (a) 100% of earnings since the last Policy Anniversary (from both the Separate Account and Fixed Account); plus
          (b) 10% of Policy value as of the last Policy Anniversary, plus 10% of deposits and minus 10% of withdrawals since the last Policy Anniversary; minus
          (c)  applicable premium tax and income tax withholding.

o        Waiver of Surrender Charge

         We will waive the surrender charges upon full surrender or partial withdrawals in the following situation:

         Nursing Home Waiver. Any full surrender or partial withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician for medically necessary reasons, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed skilled nursing facility, intermediate care facility or residential care facility providing continuous 24 hours a day nursing care and maintaining daily medical records. (A residential care facility must provide nursing care under supervision of a registered nurse by having a registered nurse on duty 24 hours a day.); or (d) a Medicare certified long-term care facility. This waiver only applies to full surrender or partial withdrawals requested no later than 91 days after the last day of confinement to such facility. Proof of confinement must be provided. This waiver is not available if any Owner is confined to any of these facilities on the date of issue of the Policy. We will not accept any additional premium once this waiver is elected.

         MORTALITY AND EXPENSE RISK CHARGE

         ' We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is equal to an annual rate of 1.25% of the value of the net assets in the Separate Account until the 16th Policy Year, when it declines by 0.05% that year and each succeeding Policy Year until reaching an annual rate of 0.50% in the 30th Policy Year and succeeding Policy Years. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.

         Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

         If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the surrender charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

         ADMINISTRATIVE FEES

         Administrative fees help us cover our cost to administer your Policy.

         Administrative Expense Fee
         ' This fee is equal to an annual rate of 0.10% of the value of the net assets in the Separate Account. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Annual Policy Fee
         $42.

         The Policy Fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making deductions from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount or the Fixed Account bears to the total Policy value. We currently waive any Policy Fee if the Policy value is at least $50,000.

         TAX CHARGES

         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

         FEES CHARGED BY THE PORTFOLIOS

         ' Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' FEE TABLES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

WAIVER OF CERTAIN FEES
         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and surrender charges.

         Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.

POLICY DISTRIBUTIONS

         There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and surrender charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

         WITHDRAWALS

         You may withdraw, by Written Notice, all or part of your Policy's Surrender Value prior to the Annuity Date. Amounts withdrawn, except for any Free Withdrawal Amount or withdrawals subject to waiver of surrender charges (defined in the FEES: WITHDRAWAL CHARGE section), are subject to a surrender charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

                         Withdrawals may be subject to:
                                 - Income Tax
                                 - Penalty Tax
                                 - Surrender Charge
      Even so called "free" withdrawals may be subject to the tax charges.

         For purposes of the withdrawal charge, earnings are deemed to be withdrawn before any premium; this means that there may be no surrender charge if the amount of the withdrawal is less than or equal to Policy earnings plus premiums received at least 6 years prior to the withdrawal and not considered having been previously withdrawn. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.)

         Withdrawal Rules

          o We will accept a withdrawal request signed by you on our form of Written Notice by mail or facsimile.
          o A request for a systematic withdrawal plan must specify a date for the first payment, which must be the 1st through 28th day of the month.
          o    Minimum withdrawal is $100.
          o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
          o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
          o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we deduct any charges owed but not yet paid (including surrender charges), a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
          o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

o        Systematic Withdrawal Plan
         The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

         LOANS (403b and 401k PLANS ONLY)

         Loans are only available if your Policy is a Tax Sheltered Annuity (sometimes called a "TSA" or "403(b) plan") or issued as part of a 401k plan under federal tax law. We do not charge any loan fee. These Owners can take loans from the Policy value beginning one year after the Policy is issued up to the Annuity Date, and cannot take out more than one loan each Policy year. Loans are subject to the terms of the Policy, the plan, and federal tax law. We reserve the right to modify the terms of a loan to comply with changes in applicable law, or to reject any loan request if we believe it may violate the terms of the plan or applicable law. (We are not responsible for compliance of a loan request with plan requirements.)

         Minimum and Maximum Loan Amounts
         Minimum - $1,000. Each loan must individually satisfy this minimum amount.
         Maximum - We will calculate the maximum nontaxable loan amount based upon information provided by the plan participant or the employer. Loans may be taxable if a participant has additional loans from other plans. For TSA policies, the total of all your outstanding TSA loans must not exceed the lesser of (i) $50,000 reduced by the highest outstanding balance owned during the previous 12 months, or (ii) 50% of your Policy value.

         How Loans are Processed
         We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. All loans are made from our general account. We transfer Policy value to our general account as security for the loan. The transfer is made in proportion to assets in and among the Subaccounts and in the Fixed Account, unless you give us different allocation instructions. No withdrawal charge is levied upon Policy value transfers related to loan processing. We are usually able to process a loan request within 7 Business Days.

         Loan Interest
         Interest rate charged on loan balance: current and guaranteed maximum 6% effective annual rate; guaranteed maximum rate is 8%.
         Interest rate credited to Policy value that is collateral for the loan: current and guaranteed maximum 4% effective annual rate.
         Specific loan terms are disclosed at the time of loan application or issuance.

         Loan Repayment
         Loans must be repaid pursuant to the requirements of the Internal Revenue Code and the qualified plan under which they were issued. Loan repayments must be identified as such; if they are not, we will treat them as additional premium payments and they will not reduce the outstanding loan. Loan repayments must be substantially level and made at least quarterly. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the Subaccounts and Fixed Account pursuant to your then current investment option allocation instructions. Any repayment due under the loan that is unpaid for 90 days will cause the loan balance to become immediately due without notice. The loan will then be treated as a deemed Policy distribution and reported as income to be taxed to the Owner.

         Policy Distributions, including Annuity Income Payments
         While a loan is outstanding, any Policy distributions made, including annuity income payments, will be reduced by the amount of the outstanding loan plus accrued interest.

         Transferring the Policy
         We reserve the right to restrict any transfer of the Policy while a loan is outstanding.

DEATH BENEFITS

         We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

         If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death of an Owner.

A death benefit is payable upon:
       -   Your Policy being in force;
       -   Receipt of Due Proof of Death of the first Owner to die;
       -   Election of an annuity income option; and
       -   Proof that the Owner died before any annuity payments begin.
"Due Proof of Death" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

         If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

         If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

         If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS Required Distribution Upon Owner's Death section below.

         We will deduct any applicable premium tax not previously deducted from the death benefit payable.

o        Standard Death Benefit

         Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit for the first five Policy Years equals the larger of:
          - your Policy value (without deduction of the surrender charge) on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
          - the sum of net premiums, less partial withdrawals (including surrender charges).

         Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o        Guaranteed Minimum Death Benefit
         Beginning on the fifth Policy Anniversary, a Guaranteed Minimum Death Benefit ("GMDB") is payable instead of the Standard Death Benefit, if all Owners were age 75 or less on the Policy issue date.

         On the fifth Policy Anniversary the GMDB is the greater of the two values expressed in the Standard Death Benefit as of that Policy Anniversary. Thereafter, the GMDB is reset each succeeding fifth Policy Anniversary (the 10th, 15th, 20th Policy Anniversaries, etc.) to be the greatest of the two values expressed in the Standard Death Benefit as of that Policy Anniversary or the current GMDB.

o        IRS Required Distribution Upon Death of Owner
Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' Appendix C.

o        Table Illustrating Benefits Upon Death

         The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.

                    If death occurs before the Annuity Date:
If the deceased is...  and ...                   and ...               then the ...
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       - - -                     - - -                 Policy beneficiary receives the death
                                                                       benefit.
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       there is no surviving     the beneficiary is    surviving spouse may elect to become the
                       joint Policy Owner or     the Policy Owner's    Policy Owner and continue the Policy, or
                       it is the deceased        surviving spouse      may have the Policy end and receive the
                       Owner's spouse                                  death benefit.
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          a Policy Owner is living  there is no named     the Policy continues with the Policy Owner
                                                 contingent or joint   as the Policy annuitant unless the Owner
                                                 annuitant             names a new annuitant.
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          the Policy Owner is a     - - -                 the annuitant's death is treated as a
                       non-person                                      Policy Owner"s death.
---------------------- ------------------------- --------------------- ---------------------------------------------
an annuitant           a Policy Owner is living  the contingent or     contingent annuitant becomes the annuitant,
                                                 joint annuitant is    and the Policy continues.
                                                 living
---------------------- ------------------------- --------------------- ---------------------------------------------

                 If death occurs on or after the Annuity Date:
If the deceased is ... and ...              then the ...
---------------------- -------------------- ------------------------------------------------------------------------
any Policy Owner       there is a living    surviving Policy Owner remains as Owner for purposes of distributing
                       joint Owner, and     any remaining Policy proceeds pursuant to the annuity income option
                       the annuitant is     then in effect.  If the annuity benefit payee was the deceased Policy
                       living               Owner, the surviving Owner receives the proceeds.  If the payee is other than the deceased Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------
any Policy Owner       there is no          Policy beneficiary becomes the Policy Owner for purposes of
                       surviving joint      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner, and           income option then in effect.  If the annuity benefit payee was the
                       the annuitant is     Owner, then the Policy beneficiary receives the proceeds.  If the
                       living               payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------
any Policy annuitant   any Policy Owner     Policy Owner (or other named payee) receives distribution of any
                       is living            remaining Policy proceeds pursuant to the annuity income option then in effect.
---------------------- -------------------- ------------------------------------------------------------------------
the annuitant          the annuitant is     Policy beneficiary becomes the Policy Owner for purposes of
                       also the Policy      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner                income option then in effect.  If the annuity benefit payee was the
                                            Owner, then the Policy beneficiary receives the proceeds.  If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------

         ANNUITY INCOME PHASE

         A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Surrender Value may be placed under one or more annuity income options.


Annuity payments:
- require investments to be allocated to our general account, so are not variable.
-    may be subject to a surrender charge.
-    may be taxable and, if premature, subject to a tax penalty.

         Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

         Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options. Current immediate annuity rates for option 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o        When Annuity Income Payments Begin
         You may select the Annuity Date by completing an election form that you can request from us at any time. This date will be the earlier of the date you select or the first day of the month following the annuitant's 90th birthday. Tax-qualified Policies may require an earlier Annuity Date. You may change this date to any other date earlier than the annuitant's 90th birthday by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

o        Selecting an Annuity Income Option
         You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will pay the Policy's Surrender Value in a single lump sum.

The longer the guaranteed or projected annuity income option period, the lower the amountof each annuity payment.

         If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o        Annuity Income Options
         Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2, 3 or 4 to option 5 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

         Note: Unless you elect an annuity income option with a guaranteed period or option 1, it is possible that only one annuity payment would be made under the annuity option if the annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the annuitant died before the due date of the third annuity payment, etc.

         Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

         We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

         The annuity income options are:

(1) Interest for Life. We pay interest on the amount retained for the Annuitant's lifetime, then pay the principal amount to the Beneficiary or as otherwise agreed.

(2) Interest for a Fixed Period. We pay interest on the amount retained for a fixed period not exceeding 30 years, then pay the principal amount to you or as otherwise agreed.

(3) Payments for a Fixed Period. Proceeds are paid in monthly installments for the specified period chosen not exceeding 30 years. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) Payments for a Fixed Amount. Proceeds are paid in monthly installments of a specified amount of at least 5% annually of the amount retained until proceeds are paid in full.

(5) Life Income. Proceeds are paid as monthly income for the guaranteed period elected and then for the lifetime of a person you designate. A table in the Policy illustrates details.

TAX MATTERS

         The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

         When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

         TAXATION OF NONQUALIFIED POLICIES

         If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

         The following discussion generally applies to Policies owned by natural persons.

o Withdrawals. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

o Penalty Tax on Certain Withdrawals. In the case of a distribution from a Nonqualified Policy, a federal tax penalty equal to 10% of the amount treated as income may be imposed. In general, however, there is no penalty on distributions:

   -   made on or after the taxpayer reaches age 59 1/2;
   -   made on or after an Owner's death;
   -   attributable to the taxpayer's becoming disabled; or
   - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

o Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

o Taxation of Death Benefit Proceeds. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.

o Transfers, Assignment or Exchanges of a Policy. A transfer or assignment of ownership of the Policy, the designation of an Annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

o Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

o Withholding for Nonresident Alien Owners. Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

o Multiple Policies. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includible in such Owner's income when a taxable distribution occurs.

o Further Information. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy."

         TAXATION OF QUALIFIED POLICIES

         The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.

o Individual Retirement Accounts (IRAs) permit individuals to make annual contributions of up to the lesser of (1) $3,000 in Year 2002, $4,000 in 2003, $5,000 in 2004 and thereafter, or (2) 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

o Roth IRAs permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exception) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

o Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit or optional guaranteed minimum death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

o Nontransferability. You may not transfer, assign or sell your tax-qualified policy to anyone (except in the case of transfer incident to divorce).

o Other Tax Issues. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

   Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

         POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

         We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.

MISCELLANEOUS

         ABOUT OUR COMPANY

Ratings: A.M. Best - A (Excellent), third highest of Best's 15 ratings for financial strength and operating performance.
              Standard & Poor's - AA (Very Strong), third highest of S&P's 21 ratings for insurer financial strength. (These ratings do not bear on the investment performance of assets held in the Separate Account or on the degree of risk in investments in the Separate Account.)

Awards:       2001 and 2000 DALBAR service awards.
              DALBAR, Inc., an independent research firm, presents annual awards to acknowledge the highest tier of annuity service success among the financial service companies rated.
              1999 Better Business Bureau National Torch Award.
              Ameritas Life Insurance Corp. and its affiliated companies, including Ameritas Variable Life Insurance Company, were among only 22 finalists honored in this award for marketplace ethics. We were cited for "demonstrating the highest level of integrity in [our] practice toward customers, employees, suppliers, industry peers, and the communities where [we] do business."

         Ameritas Variable Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp., Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. Our home office and Service Office address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

         On April 1, 2002 AVLIC entered into an Assumption Reinsurance Agreement with our affiliate Acacia National Life Insurance Company ("Acacia National"), which includes the Allocator 2000 Annuity Policies issued by Acacia National. Under the Assumption Reinsurance Agreement, upon receipt of required approval AVLIC assumes all obligations under the Policies. Your rights and benefits under the Policy with AVLIC remain identical to the rights and benefits you had with Acacia National.

         We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios. The Ameritas Acacia companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, group dental and vision insurance, retirement plans and 401(k) plans, banking, and public financing.

         DISTRIBUTION OF THE POLICIES

         The Advisors Group, Inc. ("TAG"), 7315 Wisconsin Avenue, Bethesda, Maryland 20814, an affiliate of ours, is the principal underwriter of the Policies. TAG is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG enters into contracts with various broker-dealers ("Distributors) to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. TAG is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' FEES section.

         VOTING RIGHTS

         As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

         If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners.

         DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

         ADVERTISING

         From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. The following is a description of types of performance reporting:

         Total return is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.

         Standardized average annual total return is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fee, administrative expenses, and any applicable surrender charges). Standardized returns may reflect current waiver of any fees or current charges that are lower than our guaranteed maximum charges.

         Non-standardized average annual total return may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except we do not include the deduction of any applicable surrender charge (e.g., we assume the Policy continues beyond the period shown), and some non-standardized returns may be based on Policy sizes where the Policy fee would be waived.

         LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

APPENDIX A:  Variable Investment Option Portfolios

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met. This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.

-------------------------------------- ---------------------------------------- --------------------------------------
         Separate Account
             Portfolio                            Investment Strategy                      Investment Objective
-------------------------------------- -------------------------------------------------------------------------------
               ALGER                                     Offered through The Alger American Fund
                                                          Advised by Fred Alger Management, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Alger                                  American Growth Equity securities of
                                       large, growing companies that generally
                                       have broad product lines, markets,
                                       financial
                                       resources and depth of management.       Long-term capital appreciation
-------------------------------------- ---------------------------------------- --------------------------------------
Alger American MidCap Growth           Common stocks of midsize U.S.
                                       companies with promising growth          Long-term capital growth.
                                       potential.
-------------------------------------- ---------------------------------------- --------------------------------------
                                       Common stocks of small, fast-growing
                                       U.S. companies that offer innovative
Alger American Small Capitalization    products, services or technologies       Long-term capital growth.
                                       to a rapidly expanding marketplace.
-------------------------------------- -------------------------------------------------------------------------------
         CALVERT PORTFOLIOS                  Offered through Calvert Variable Series, Inc. Calvert Portfolios
                                                       Advised by Calvert Asset Management Company
-------------------------------------- -------------------------------------------------------------------------------
CVS Social Balanced                    Mostly large-cap growth oriented
                                       common stock of U.S. companies, with
                                       some bonds and money market              Income and capital growth through
                                       instruments.                             social criteria screened investments.
-------------------------------------- ---------------------------------------- --------------------------------------
CVS Social International Equity        Common stocks of mid to large cap        High total return through social
                                       companies.                               criteria screened investments.
-------------------------------------- ---------------------------------------- --------------------------------------
CVS Social Mid Cap Growth              Common stocks of mid size companies.     Long-term capital growth through
                                                                                social criteria screened investments.
-------------------------------------- ---------------------------------------- --------------------------------------
CVS Social Money Market                High quality money market securities.    Current Income through social criteria
                                                                                screened investments.
-------------------------------------- ---------------------------------------- --------------------------------------
CVS Social Small Cap Growth            Common stocks of small cap companies.    Long-term capital growth through
                                                                                social criteria screened investments.
-------------------------------------- -------------------------------------------------------------------------------
     FIDELITY (Service Class 2)                Offered through Variable Insurance Products: Service Class 2
                                                   Advised by Fidelity Management and Research Company
-------------------------------------- -------------------------------------------------------------------------------
VIP Contrafund(R)                      Common stocks of companies whose
                                       value is not fully recognized.           Long-term capital growth.
-------------------------------------- ---------------------------------------- --------------------------------------
VIP Equity-Income                      Income producing equity securities.
                                                                                Reasonable income.
-------------------------------------- ---------------------------------------- --------------------------------------
VIP High Income                        securities, while also considering
                                       growth of capital.                       High level of current income.
-------------------------------------- ---------------------------------------- --------------------------------------
          NEUBERGER BERMAN                     Offered through Neuberger Berman Advisers Management Trust.
                                                       Advised by Neuberger Berman Management Inc.
-------------------------------------- -------------------------------------------------------------------------------
AMT Growth                             Common stocks, often of companies        Long-term capital growth.
                                       that may be temporarily out of favor
                                       in the market.
-------------------------------------- ---------------------------------------- --------------------------------------
AMT Limited Maturity Bond              Fixed and variable rate debt             Current income; secondarily, total
                                       securities.                              return.
-------------------------------------- ---------------------------------------- --------------------------------------
AMT Partners                           Common stocks of mid- to large-cap       Capital growth.
                                       companies.
-------------------------------------- ---------------------------------------- --------------------------------------

                                     -A:1-

-------------------------------------- ---------------------------------------- --------------------------------------
         Separate Account
             Portfolio                            Investment Strategy                      Investment Objective
-------------------------------------- -------------------------------------------------------------------------------
         OPPENHEIMERFUNDS                          Offered through Oppenheimer Variable Account Funds
                                                            Advised by OppenheimerFunds, Inc.
-------------------------------------- -------------------------------------------------------------------------------
Aggressive Growth /VA                  Common stocks of "growth-type"           Capital appreciation.
                                       companies.
-------------------------------------- ---------------------------------------- --------------------------------------
Capital Appreciation /VA               Common stocks of well-known              Capital appreciation.
                                       established companies.
-------------------------------------- ---------------------------------------- --------------------------------------
                                       High yield fixed-income securities,
                                       including foreign government and
High Income /VA                        corporate debt securities, U.S.          Current Income.
                                       government securities, and "junk
                                       bonds."
-------------------------------------- ---------------------------------------- --------------------------------------
                                       Equity and debt securities,
Main Street Growth & Income /VA        including small to medium capital        Capital appreciation and current
                                       issuers.                                 income.
-------------------------------------- ---------------------------------------- --------------------------------------
Strategic Bond /VA                     Diversified portfolio of high yield      Current Income.
                                       fixed-income securities, including
                                       foreign government and corporate
                                       debt securities, U.S. government
                                       securities, and "junk bonds."
-------------------------------------- -------------------------------------------------------------------------------
               SCUDDER                             Offered through Deutsche Asset Management VIT Funds
                                                        Advised by Deutsche Asset Management, Inc.
-------------------------------------- ---------------------------------------- --------------------------------------
                                                                                Match, before expenses, performance
                                                                                of the S&P 500 Index, which
VIT Equity 500 Index                   Common stocks of companies that          emphasizes stocks of large U.S.
                                       comprise the S&P 500 Index.              companies.
-------------------------------------- ---------------------------------------- --------------------------------------
                                                                                Match, before expenses, performance
                                       Statistically selected sample of the     of the Russell 2000 Small Stock
VIT Small Cap Index                    securities found in the Russell 2000     Index which emphasizes stocks of
                                       Index.                                   small U.S. companies.
-------------------------------------- ---------------------------------------- --------------------------------------
                                                                                Match, before expenses, performance
                                                                                of the Morgan Stanley Capital
                                       Stocks and other securities              International EAFE(R)Index, which
VIT EAFE(R)Equity Index                representative of the EAFE(R)Index as    emphasizes stocks of companies in
                                       a whole.                                 major markets in Europe, Australia
                                                                                and the Far East.
-------------------------------------- -------------------------------------------------------------------------------
         TEMPLETON (Class 2)               Offered through Franklin Templeton Variable Insurance Products Trust
                                                       Advised by Templeton Investment Counsel, LLC
-------------------------------------- -------------------------------------------------------------------------------
Global Asset Allocation                Equity securities of companies in
                                       any country, debt securities of
                                       companies and governments of any
                                       country, and in money market
                                       instruments.                             High total return.
-------------------------------------- ---------------------------------------- --------------------------------------
Foreign Securities                     companies located outside the U.S.,
                                       including those in emerging markets.     Long-term capital growth.
-------------------------------------- ---------------------------------------- --------------------------------------
               VAN ECK                              Offered through Van Eck Worldwide Insurance Trust.
                                                              Advised by Van Eck Associates.
-------------------------------------- -------------------------------------------------------------------------------
Worldwide Hard Assets                  Investing globally, primarily in         Long-term capital appreciation.
                                       securities of companies that derive most
                                       of revenue or profit from exploration,
                                       development, production or distribution
                                       of precious metals, natural resources,
                                       real estate or commodities.

-------------------------------------- ---------------------------------------- --------------------------------------

                                     -A:2-

APPENDIX B: Accumulation Unit Values

     The following table shows Accumulation Unit values at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option portfolio as of the end of the periods indicated. The Policies were transferred by Acacia National Life Insurance Company ("Acacia National") to AVLIC pursuant to an Assumptive Reinsurance Agreement effective April 1, 2002. The accumulation unit value history dates back to the first offering of the Policies by Acacia National. Since the Separate Account was established May 17, 2002, there are no financial statements of the Subaccounts of the Separate Account as of December 31, 2001. AVLIC's financial statements can be found in the Statement of Additional Information. (See the cover and back page to learn how to get a copy of the Statement of Additional Information.)

----------------------------------------------------------------------------------------------------------------------
                                                                                                    Number (#) of
  Subaccount (date Subaccount was added to the                                 Value ($) at      Accumulation Units
                     Policy)                                 Value ($) at      End of Year         At End of Year
                                                    Year       Inception       December 31)        (December 31)
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
ALGER
ALGER
   Alger American Growth (08/02/1996)               1996           10.00           10.91                 26,933
                                                    1997                           13.71                132,282
                                                    1998                           20.31                215,879
                                                    1999                           26.92                414,435
                                                    2000                           22.65                594,283
                                                    2001                           19.71                625,318
   Alger American MidCap Growth (08/02/1996)        1996           10.00           10.77                 12,949
                                                    1997                           12.39                 64,878
                                                    1998                           16.14                102,971
                                                    1999                           21.10                171,169
                                                    2000                           22.74                278,773
                                                    2001                           20.98                302,112
   Alger American Small Capitalization (08/02/1996) 1996           10.00           10.30                 27,028
                                                    1997                           11.48                132,551
                                                    1998                           13.26                243,767
                                                    1999                           18.85                338,805
                                                    2000                           13.54                433,445
                                                    2001                            9.42                454,240
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
CALVERT PORTFOLIOS
   CVS Social Balanced (08/02/1996)                 1996           10.00           10.85                    646
                                                    1997                           13.03                 39,756
                                                    1998                            5.15                 71,077
                                                    1999                           16.85                125,510
                                                    2000                           16.11                162,939
                                                    2001                           14.80                187,215
   CVS Social International Equity (05/01/1997)     1997           10.00           11.02                  7,669
                                                    1998                           13.06                 63,614
                                                    1999                           17.19                126,303
                                                    2000                           14.01                189,978
                                                    2001                           10.41                169,639
   CVS Social Mid Cap Growth (05/01/1997)           1997           10.00           12.44                  7,302
                                                    1998                           16.15                 59,588
                                                    1999                           17.13                 79,336
                                                    2000                           18.86                 93,612
                                                    2001                           16.35                118,812
   CVS Social Money Market (08/02/1996)             1996            1.00            1.02                137,527
                                                    1997                            1.07              1,140,175
                                                    1998                            1.12              1,704,121
                                                    1999                            1.17              3,623,527
                                                    2000                            1.22              7,337,882
                                                    2001                            1.25              5,736,758
   CVS Social Small Cap Growth (08/02/1996)         1996           10.00           10.84                  5,157
                                                    1997                            9.76                 31,049
                                                    1998                            9.16                 39,943
                                                    1999                           10.84                 70,302
                                                    2000                           11.38                112,055
                                                    2001                           12.45                126,348
-------------------------------------------------- -------- ---------------- ----------------- -----------------------

                                     -B:1-

----------------------------------------------------------------------------------------------------------------------
                                                                                                    Number (#) of
  Subaccount (date Subaccount was added to the                                 Value ($) at      Accumulation Units
                     Policy)                                 Value ($) at      End of Year         At End of Year
                                                    Year       Inception       December 31)        (December 31)
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
FIDELITY (Service Class 2)
         VIP Contrafund(R)(05/01/2000)              2000           10.00           23.44                 37,509
                                                    2001                           20.25                 34,586
         VIP Equity-Income (05/01/2000)             2000           10.00           25.19                 81,409
                                                    2001                           23.57                137,223
         VIP High Income (05/01/2000)               2000           10.00            8.06                 20,326
                                                    2001                            7.01                 30,006
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
NEUBERGER BERMAN

         AMT Growth (08/02/1996)                    1996           10.00           10.96                 24,534
                                                    1997                           14.13                100,057
                                                    1998                           16.33                169,192
                                                    1999                           24.35                183,748
                                                    2000                           21.23                133,311
                                                    2001                           14.59                153,560
         AMT Limited Maturity Bond (08/02/1996)     1996           10.00           10.32                 33,612
                                                    1997                           11.01                240,629
                                                    1998                           11.49                447,966
                                                    1999                           11.56                622,801
                                                    2000                           12.19                637,700
                                                    2001                           13.09                642,486
         AMT Partners (05/01/2000)                  2000           10.00           16.03                167,016
                                                    2001                           15.38                163,698
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
OPPENHEIMERFUNDS

         Aggressive Growth/VA (05/01/1997)          1997           10.00           12.53                 60,337
                                                    1998                           14.08                142,725
                                                    1999                           25.64                167,349
                                                    2000                           22.46                187,745
                                                    2001                           15.24                205,988
         Capital Appreciation/VA (05/01/1997)       1997           10.00           12.10                120,465
                                                    1998                           15.00                264,865
                                                    1999                           21.07                358,965
                                                    2000                           20.75                308,108
                                                    2001                           17.91                333,700
         High Income/VA (05/01/1997)                1997           10.00           11.12                 46,452
                                                    1998                           11.15                121,519
                                                    1999                           11.53                189,447
                                                    2000                           10.95                161,548
                                                    2001                           11.02                163,131
         Main Street Growth & Income/VA             1997           10.00           12.84                 38,357
                           (05/01/1997)             1998                           13.44                171,939
                                                    1999                           16.22                261,678
                                                    2000                           14.60                539,455
                                                    2001                           12.95                588,711
         Strategic Bond/VA (05/01/1997)             1997           10.00           10.77                  6,641
                                                    1998                           11.08                 57,232
                                                    1999                           11.29                110,661
                                                    2000                           11.44                256,197
                                                    2001                           11.84                262,085
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
SCUDDER
         VIT Equity 500 Index (5/01/2000)           2000           10.00           13.66                711,126
                                                    2001                           11.84                833,340
         VIT Small Cap Index (5/01/2000)            2000           10.00           11.06                124,507
                                                    2001                           11.15                126,894
         VIT EAFE(R)Equity Index (5/01/2000)        2000           10.00           11.24                335,934
                                                    2001                            8.35                374,659
-------------------------------------------------- -------- ---------------- ----------------- -----------------------

                                     -B:2-

----------------------------------------------------------------------------------------------------------------------
                                                                                                    Number (#) of
  Subaccount (date Subaccount was added to the                                 Value ($) at      Accumulation Units
                     Policy)                                 Value ($) at      End of Year         At End of Year
                                                    Year       Inception       December 31)        (December 31)
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
TEMPLETON (Class 2)
         Global Asset Allocation (05/01/2000)       2000           10.00           19.03                  1,717
                                                    2001                           15.35                 38,645
         Foreign Securities (05/01/2000)            2000           10.00           18.51                 32,565
                                                    2001                           16.91                  3,723
-------------------------------------------------- -------- ---------------- ----------------- -----------------------
VAN ECK
         Worldwide Hard Assets (08/26/1996)         1996           10.00           10.52                 10,740
                                                    1997                           10.34                 53,425
                                                    1998                            7.14                133,906
                                                    1999                            8.56                165,933
                                                    2000                            9.41                175,174
                                                    2001                            8.32                169,466
-------------------------------------------------- -------- ---------------- ----------------- -----------------------

                                     -B:3-

APPENDIX C: Tax-Qualified Plan Disclosures

                                      Index
Disclosure Statement for IRA, SEP IRA, SIMPLE IRA, & Roth IRA plan....Page C: 1
Withdrawal Restrictions for 403(b) Tax Sheltered Annuity plan.........Page C: 10



DISCLOSURE STATEMENT                                           |           IRA
AMERITAS VARIABLE LIFE INSURANCE COMPANY                       |       SEP IRA
(we, us, our, the Company)                                     |    SIMPLE IRA
                                                               |      ROTH IRA
for annuity policies issued as a(n):



                                Table of Contents

Part I: Purpose; Your Right to Cancel Your IRA
----------------------------------------------
Part II. Provisions of the IRA Law
----------------------------------
   A. Eligibility
   B. Nontransferability
   C. Nonforfeitability
   D. Premium
   E. Contribution Limits
   F. Distribution Requirements
Part III: Restrictions and Tax Considerations
---------------------------------------------
   A. Timing of Contributions
   B. Timing of Roth IRA Conversions
   C. Deductible IRA Contributions
   D. Non-deductible Regular IRA Contributions
   E. Effects of Conversion of
        Regular IRA to Roth IRA
   F. Recharacterization of
        IRA and Roth IRA Contributions
   G. Excess Contributions
   H. Loans and Prohibited Transactions
   I. Taxability of Regular IRA Distributions
   J. Taxability of Roth IRA Distributions
   K. Lump Sum Distribution
   L. Premature IRA Distribution
   M. Minimum Required Distributions
   N. Tax Filing - Regular IRAs
   O. Tax Filing - Roth IRA
Part IV:  Status of our IRA Plan
--------------------------------
Part V:  Financial Disclosure
-----------------------------
For purchasers of a Internal Revenue Code Section 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP IRA) Plan, 408(p) Savings Incentive Match (SIMPLE IRA) Plan or a 408A Roth IRA, please review the following:

Part I.  PURPOSE; YOUR RIGHT TO CANCEL YOUR IRA

The information provided in this Disclosure Statement is provided pursuant to Internal Revenue Service ("IRS") requirements. It does not constitute legal or tax advice. For that, contact your own legal or tax advisor. Numerical references refer to sections of the Internal Revenue Code (IRC).

If you have any questions about your Policy, please contact us at the address and telephone number shown below. For further information about IRAs, contact your personal tax advisor, any district office of the Internal Revenue Service
(IRS), or consult IRS publication 590: Individual Retirement Arrangements. Pub. 590 can be obtained by calling 1-800-TAX-FORM (829-3676).

After you establish an IRA Plan with us, you may revoke your IRA within a limited time and receive a full refund of any initial premium paid. The period to revoke will not be less than seven days following the date your IRA plan policy is issued. To do so, send a signed and dated written notice and your Policy to us at:

                    Ameritas Variable Life Insurance Company
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 82550
                                Lincoln, NE 68501
                            Telephone 1-800-745-1112

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After your Policy's free look period expires, you cannot forfeit your interest in your IRA or transfer ownership to another person.

Part II.  PROVISIONS OF THE IRA LAW

Your variable annuity Policy can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan (SEP IRA), or a salary reduction Simplified Employee Pension Plan (SARSEP), a SIMPLE IRA, or a Roth IRA. A separate policy must be purchased for each individual under each plan. State income tax treatment of IRAs varies; this disclosure only discusses the federal tax treatment of IRAs. While provisions of the IRA law are similar for all such plans, the major differences are set forth under the appropriate topics below.

                                      -C:1-

A.   ELIGIBILITY

Regular IRA Plan: Any person under age 70 1/2 and earning income from personal services may establish an IRA Plan, although deductibility of the contributions is determined by adjusted gross income ("AGI") and whether the person (or person's spouse) is an "active participant" in an employer sponsored retirement plan.

Rollover IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP IRA, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA). Amounts transferred as Rollover Contributions are not taxable in the year of distribution (provided the rules for Rollover treatment are satisfied) and may or may not be subject to withholding. Rollover Contributions are not deductible.

Spousal IRA Arrangement: A Spousal IRA, consisting of a separate contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any, for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax year.

Divorced spouses can continue a Spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

Roth IRAs: A Roth IRA must be designated as such when it is established. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

   1.A regular Roth IRA is a Roth IRA established to receive annual contributions and/or qualified rollover contributions (including IRA conversion contributions) from other Roth IRAs or from other IRAs if permitted by the policy and endorsement. Unlike Regular IRAs, contributions to a Roth IRA are not deductible for tax purposes. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

   2.A Roth Conversion IRA is a Roth IRA established to receive only rollovers or conversions from non-Roth IRAs made in the same tax year and is limited to such contributions.

   3.Spousal Roth IRA Arrangement: A Spousal Roth IRA may be set up for a
     "non-working" spouse who has less taxable compensation, if any, for the tax year than the "working" spouse, regardless of age, provided the spouses file a joint tax return and subject to the adjusted gross income ("AGI") limits described in Part II, Maximum Contributions--Spousal Roth IRA Arrangement. Divorced spouses can continue a Spousal Roth IRA or start a regular Roth IRA based on standard Roth IRA eligibility rules. Taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of Roth IRA eligibility limits.

Simplified Employee Pension Plan (SEP IRA): An employee is eligible to participate in a SEP IRA Plan based on eligibility requirements set forth in IRS form 5305-SEP.

Salary Reduction Simplified Employee Pension Plan (SARSEP): An employee may participate in a SARSEP plan based on eligibility requirements set forth in IRS form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEPs established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plans.

Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA): An employee may participate in a SIMPLE IRA Plan based on eligibility requirements set forth in IRS Form 5304-SIMPLE or other plan document provided by the employer. A SIMPLE IRA must be established as such, thus some policies may not be available for use with a SIMPLE IRA Plan.

B.   NONTRANSFERABILITY

You may not transfer, assign or sell your IRA Plan to anyone (except in the case of transfer incident to divorce).

C.   NONFORFEITABILITY

The value of your IRA Plan belongs to you at all times, without risk of forfeiture.

D.   PREMIUM

The annual premium (if applicable) of your IRA Plan or Roth IRA may not exceed the lesser of $2,000, or 100% of compensation for the year (or for Spousal IRAs, or Spousal Roth IRAs, the combined compensation of the spouses reduced by any Roth IRA or deductible IRA contribution made by the "working" spouse). Any premium in excess of or in addition to $2,000 will be permitted only as a "Rollover Contribution" (or "Conversion" contribution to a Roth IRA). Your contribution must be made in cash. For IRAs established under SEP Plans (SEP
IRAs), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a SARSEP Plan established prior to January 1, 1997, annual premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Premiums under a SIMPLE IRA are limited to permissible levels of annual employee elective contributions (up to $6,000 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation but not in excess of $6,500, as adjusted) or of employer non-elective contributions (2% of compensation (subject to the cap under Code Section 401(a)(17) as indexed) for each eligible employee).

E.   CONTRIBUTION LIMITS

Regular IRA Plan: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to (1) 100% of your compensation or (2) $3,000 in Year 2002, $4,000 in 2003, and $5,000 in 2004 and
thereafter, whichever is less. Further, this is the maximum amount you may contribute to all IRAs in a year (including Roth IRAs, but not Education IRAs or employer contributions or salary deferrals made to SEP or SIMPLE IRAs). The amount of permissible contributions to your Regular IRA may or may not be deductible. Whether IRA contributions other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored retirement plan and whether your adjusted gross income is above the "phase-out


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level." You will only be deemed to be an active participant and your deductions for contributions subject to phase-out because of your spouse's participation in an employer- sponsored retirement plan, if your combined adjusted gross income exceeds $150,000. (See Part III. C., Deductible IRA Contributions).

Rollover IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a rollover to an IRA:

   1.Participant Rollovers are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEPs, SARSEPs, and SIMPLE IRAs). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA transfers (where you do not directly receive a distribution) are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any SIMPLE Plan maintained by your employer.

   2.Direct Rollovers are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth and Roth Conversion IRAs, that follow.

Certain distributions are not considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a) Qualified Retirement Plan or TSA; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire; and (4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed. Also, hardship distributions made from 401(k) or 403(b) plans are no longer considered eligible rollover distributions except as otherwise permitted by the Internal Revenue Service. The Internal Revenue Service announced transition relief from this rule for 1999.

At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan provided you make no contributions to the IRA other than from the first employer's plan. This is known as "Conduit IRA," and you should designate your annuity as such when you complete your application.

Spousal IRA Arrangement: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum combined contribution to the Spousal IRA and the "working" spouse's IRA is the lesser of (1) 100% of the combined compensation of both spouses which is includable in gross income (reduced by the amount of any contributions to a Roth IRA or the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA) or (2) $6,000 in Year 2002, $8,000 in 2003, and $10,000 in 2004 and thereafter. No more than $3,000 in Year 2002, $4,000 in 2003, and $5,000 in 2004 and thereafter may be contributed to either spouse's IRA. Whether the contribution is deductible or non-deductible depends on whether either spouse is an "active participant" in an employer-sponsored retirement plan for the year, and whether the adjusted gross income of the couple is above the applicable phase-out level. (See Part III. C., Deductible IRA Contributions).

The contribution limit for divorced spouses is the lesser of (1) $3,000 in Year 2002, $4,000 in 2003 and $5,000 in 2004 and thereafter, or (2) the total of the taxpayer's taxable compensation and alimony received for the year. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum deductible contribution limits).

Roth IRA: The maximum total annual contribution an individual can make to all IRAs (including Roth IRAs, but not Education, SARSEP or SIMPLE IRAs) is the lesser of $2,000 or 100% of compensation. (This limit does not apply to rollover contributions, which includes amounts converted from a Regular IRA to a Roth
IRA). If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. For Roth IRAs, this $2,000 limitation is phased out for adjusted gross incomes between $150,000 and $160,000 for joint filers; between $95,000 and $110,000 for single taxpayers; and between $0 and $10,000 for married individuals who file separate tax returns. Adjusted Gross Income ("AGI") for this purpose includes any deductible contribution to a Regular IRA, (i.e., the deduction is disregarded) but does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA.

Rollovers and transfers may also be made from one Roth IRA to another. Such rollovers or transfers are generally subject to the same timing and frequency rules as apply to Participant Rollovers and transfers from one Regular or Rollover IRA to another. (See Part II, CONTRIBUTION LIMITS: Rollover IRA, above).

Also, rollovers or conversions may be made from non-Roth IRAs to a Roth IRA. These contributions can be commingled with regular Roth contributions if your policy permits. To be eligible to make such a conversion or rollover from a non-Roth IRA, the taxpayer's AGI for the taxable year cannot exceed $100,000 (joint or individual) and he or she must not be married filing a separate tax return (unless the taxpayer lives apart from his of her spouse at all times during the year). A rollover from a non-Roth IRA to a Roth IRA does not count toward the limit of one rollover per IRA in any 12-month period under the normal IRA rollover rules. Also, eligible rollover distributions received by you or your spouse from a qualified plan other than an IRA, may not be directly rolled over to a Roth IRA. However, you may be able to roll such a distribution over to a non-Roth IRA, then convert that IRA to a Roth IRA. Also if you are eligible to make a conversion, you

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may transfer amounts from most non-Roth IRAs (other than Education IRAs). Conversion of an individual's SIMPLE IRA is only permitted after expiration of the 2-year period which begins on the date the individual first participated in any SIMPLE IRA Plan of the employer. Once an amount in a SIMPLE IRA or SEP has been converted to a Roth IRA, it is treated as a Roth IRA contribution for all purposes. Future contributions under the SEP or SIMPLE Plan may not be made to the Roth IRA. AGI for the purpose of determining eligibility to convert to a Roth IRA does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA, but does include the amount of any deductible contribution made to a Regular IRA for the tax year. In addition, for tax years beginning before January 1, 2005, required minimum distributions from an IRA are included in AGI for purposes of determining eligibility for conversion to a Roth IRA. However, for tax years beginning after December 31, 2004, required minimum distributions from an IRA will not be included in AGI (solely for purposes of determining the $100,000 AGI limit on conversions).

Roth Conversion IRA: A Roth Conversion IRA is a Roth IRA that only accepts IRA conversion contributions made during the same tax year. You should not designate your policy as a Roth Conversion IRA if you wish to make both regular Roth and Conversion contributions to the policy.

Spousal Roth IRA Arrangement: If the "non-working" spouse's compensation is less than $3,000 in Year 2002, $4,000 in 2003 and $5,000 in 2004 and thereafter, the spouses file a joint tax return, and their combined AGI (unreduced by any deductible IRA contribution made for the year, but not including any amounts includable in income as a result of a conversion to a Roth IRA) is $150,000 or below, a contribution of up to $3,000 in Year 2002, $4,000 in 2003 and $5,000 in 2004 and thereafter may be made to a separate Spousal Roth IRA in the name of the "non-working" spouse. The limit is phased out proportionately between $150,000 and $160,000 of AGI (modified as described above). Spouses are not required to make equal contributions to both Roth IRAs; however no more than $3,000 in Year 2002, $4,000 in 2003 and $5,000 in 2004 and thereafter may be contributed to the "working" or "non-working" spouse's Roth IRA for any year, and the total amount contributed annually to all IRAs (including both Roth and Regular IRAs, but not Education, SARSEP, or SIMPLE IRAs) for both spouses cannot exceed $6,000 in Year 2002, $8,000 in 2003 and $10,000 in 2004 and thereafter.
If the combined compensation of both spouses (reduced by any deductible IRA or non-deductible Roth contributions made for the "working" spouse) is less than the limit for both spouses, the total contribution for all IRAs is limited to the total amount of the spouses' combined compensation. These limits do not apply to rollover contributions.

For divorced spouses, the contribution limit to a Roth IRA is the lesser of (1) $3,000 in Year 2002, $4,000 in 2003 and $5,000 in 2004 and thereafter, or (2)
the total of the taxpayer's compensation and alimony received for the year, subject to the applicable phase-out limits for eligibility to make contributions to a Roth IRA. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum contribution they are eligible to make in a Roth IRA).

SEP IRA Plan: In any year that your annuity is maintained under the rules for a SEP Plan, the employer's maximum contribution is the lesser of $30,000 or 15% of your first $150,000 of compensation (adjusted for cost-of-living increases) or as changed under Section 415 of the Code. You may also be able to make contributions to your SEP IRA the same as you do to a Regular IRA; however, you will be considered an "active participant" for purposes of determining your deduction limit. In addition to the above limits, if your annuity is maintained under the rules for a SARSEP, the maximum amount of employee pre-tax contributions which can be made is $7,000 (adjusted for cost of living increases). New SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions must be expressed as a percentage of compensation and may not exceed $6,000 (adjusted for cost of living increases). If an employer elects a matching contribution formula, it is generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year (but not in excess of $6,000 as adjusted for cost-of-living adjustments). An employer may elect a lower percentage match (but not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified time frames in advance of the plan year or election period. "Compensation" for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($150,000, adjusted for cost of living increases).

F.   DISTRIBUTION REQUIREMENTS

     1.Required Minimum Distributions

Distributions under the Policy made on or after January 1, 2002 will be subject to Required Minimum Distribution requirements of Code Section 401(a)(9) pursuant to guidelines thereunder proposed by the Internal Revenue Service ("IRS") in January 2001 until the end of the calendar year preceding the effective date of final regulations adopted thereunder or such other date specified in guidance published by the IRS.

Required Minimum Distribution payments for this Policy must be computed for the calendar year you turn age 70 1/2 and for each year thereafter. The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70 1/2, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Policy may be made from this Policy or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules. These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Policy's annuity income options fulfill the Code requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Policy value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.


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If you die before Required Minimum Distribution payments begin, payment of your Policy value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

    (a) If payments are to be made to a beneficiary, then the Policy value may be paid over the life or life expectancy of the named beneficiary. Such payments must begin on or before December 31 of the calendar year which follows the year of your death.

    (b) If the named beneficiary is your spouse, the date that payments must begin under (a) above will not be before (i) December 31 of the calendar year which follows the year of your death or, if later, (ii) December 31 of the calendar year in which you would have reached age 70 1/2.

     2. IRA (except Roth IRAs) Distribution Requirements

While You Are Living. Payments to you from your IRA Plan (other than a Roth IRA) must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary.

Once you reach your RBD, you must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution for your first "required distribution year" (assuming an annuity payout has not been elected) divide your entire interest (subject to certain adjustments) in your IRA (generally as of December 31 of the calendar year immediately preceding your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your designated beneficiary. For subsequent required distribution calendar years, the applicable life expectancy(ies) will be applied to your IRA account balance as of December 31 of the calendar year immediately preceding the distribution calendar year (subject to adjustments). Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is being recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required during your lifetime under IRS regulations, unless your spouse is the designated beneficiary. If your designated beneficiary is not your spouse, the designated beneficiary's age will be deemed to be no more than ten (10) years younger than you when determining life expectancy for required payouts. However, under current I.R.S. proposed regulations, this rule only applies while you are living and life expectancy of your beneficiary after your death can be determined without regard to this rule.

After Your Death. If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used to determine distributions at the time of your death. If you die before the RBD, your entire interest must generally be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if a beneficiary is designated, the beneficiary may elect to receive distributions over his or her life expectancy if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary under the "five year payout rule". Also, if the designated beneficiary is your spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the year in which you would have attained age 70 1/2. If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death. A surviving spouse may in the alternative elect to treat the policy as his or her own IRA. This election may be expressly made or will be deemed made if the spouse makes a regular IRA contribution to the policy, makes a rollover to or from the IRA, or fails to elect minimum distributions as described above.

     3.Roth IRA Distribution Requirements

While You Are Living.  None, even after you reach age 70 1/2.

After Your Death. If you die after you have reached your Annuity Date, and have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, (provided that method satisfies the requirements of Code Section 408(b)(3), as modified by Code Section 408A(c)(5)).

If you die before you have elected an annuity option or before distribution of your entire interest in the policy has been made or begun, your entire interest in your Roth IRA generally must be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if there is a designated beneficiary, he or she may elect to receive distributions over a period not longer than his or her life expectancy provided the election is made and distributions commence by December 31 of the calendar year following the calendar year of your death. If the beneficiary does not make this election, the entire benefit will be paid to him or her under the "five year payout rule". If your designated beneficiary is your surviving spouse, he or she may elect to delay distributions until the later of the end of the calendar year following the year in which you died or the end of the year in which you would have reach age 70 1/2. If your sole designated beneficiary is your surviving spouse, he or she may elect to treat the policy as his or her own Roth IRA by making an express election to do so, by making a regular Roth IRA contribution or rollover contribution (as applicable or as permissible) to the policy, or by failing to elect minimum distributions under the "five year payout rule" or the life annuity options discussed above.

Life expectancies will be determined by using IRS life expectancy tables. A surviving spouse's life expectancy will be recalculated annually, unless he or she irrevocably elects otherwise. Non-spousal beneficiary life expectancies will be

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determined using the beneficiary's attained age in the calendar year distributions are required to begin and reducing life expectancy by one for each year thereafter.

     4.Taking Required Minimum Distributions From One IRA:

Aggregating Minimum Distributions: If you are required to take minimum distributions from more than one IRA (either as owner of one or more Regular IRAs and/or as a beneficiary of one or more decedent's Roth IRAs or Regular
IRAs), you may not have to take a minimum distribution from each IRA. (Regular and Roth IRAs are treated as different types of IRAs, so minimum distributions from a Roth IRA will not satisfy the minimum distributions required from a Regular IRA). Instead, you may be able to calculate the minimum distribution amount required for each IRA (considered to be of the same type) separately, add the relevant amounts and take the total required amount from one IRA or Roth IRA (as applicable). However, an individual required to receive minimum distributions as a beneficiary under a Roth IRA can only satisfy the minimum distributions for one Roth IRA by receiving distributions from another Roth IRA if the Roth IRAs were inherited from the same decedent. Because of these requirements, we cannot monitor the required distribution amounts from IRAs held with us. Please check with your tax advisor to verify that you are receiving the proper amount from all of your IRAs.

Part III. RESTRICTIONS & TAX CONSIDERATIONS

A.   Timing of Contributions

Once you establish an IRA, (including a Roth or Spousal Roth IRA) contributions must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year. SEP IRA contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

B.       Timing of Roth IRA Conversions

Conversions from a non-Roth IRA to a Roth IRA for a particular tax year, must be initiated so that the distribution or transfer from the non-Roth IRA is made by December 31 of that year. You do not have until the due date of your tax return for a year to convert a Regular IRA to a Roth IRA for that tax year. For example, if you wish to convert a Regular IRA to a Roth IRA in 2001, the conversion and transfer must be made by December 31, 2001, even though your tax return for 2001 may not be due until April 15, 2002.

C.   Deductible IRA Contributions

The amount of permissible contributions to your Regular IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI).

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your AGI is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

If your AGI is not above the maximum applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount.

Active participants with income above the phaseout range are not entitled to an IRA deduction. The phaseout limits are scheduled to increase as follows:

       Married filing Jointly       Single/Head of Household
       ----------------------       ------------------------
Year          AGI                            AGI
----
2001   $53,000 - $ 63,000            $33,000 - $43,000
2002   $54,000 - $ 64,000            $34,000 - $44,000
2003   $60,000 - $ 70,000            $40,000 - $50,000
2004   $65,000 - $ 75,000            $45,000 - $55,000
2005   $70,000 - $ 80,000            $50,000 - $60,000
2006   $75,000 - $ 85,000            $50,000 - $60,000
2007+  $80,000 - $100,000            $50,000 - $60,000

You can elect to treat deductible contributions as non-deductible. SEP IRA, SARSEP, SIMPLE IRA and Roth IRA contributions are not deductible by you.

Remember, except for rollovers, conversions or transfers, the maximum amount you may contribute to all IRAs (including Roth and Regular IRAs, but not Education
IRAs) for a calendar year is $2,000 or 100% of compensation, whichever is less.

D.  Non-Deductible Regular IRA Contributions

You may make non-deductible contributions to your Regular IRA (not including SIMPLE IRAs) even if you are not eligible to make deductible contributions to a Regular IRA or non-deductible contributions to a Roth IRA for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $2,000 ($4,000 combined when a Spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution and non-deductible Roth IRA contribution made by the "working" spouse). The sum of your annual non-deductible (including Roth IRA) and deductible contributions, other than when combined with a Spousal IRA or Spousal Roth IRA, may not exceed $2,000. If you wish to make a non-deductible contribution, you must

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report this on your tax return by filing Form 8606 (Non-deductible IRA). Remember, you are required to keep track of your non-deductible contributions as the Company does not keep a record of these for you. This information will be necessary to document that the contributions were made on a non-deductible basis and therefore, are not taxable upon distribution.

E.   Effects of Conversion of Regular IRA to Roth IRA

If you convert all or part of a non-Roth IRA to a Roth IRA, the amount converted from the non-Roth IRA will be taxable as if it had been distributed to you in the year of distribution or transfer from the non-Roth IRA. If you made non-deductible contributions to any Regular IRA, part of the amount taken out of a Regular IRA for conversion will be taxable and part will be non-taxable. (Use IRS Form 8606 to determine how much of the withdrawal from your Regular IRA is taxable and how much is non-taxable). The taxable portion of the amount converted is includable in your income for the year of conversion.

Amounts properly converted from a non-Roth IRA to a Roth IRA are generally not subject to the 10% early withdrawal penalty. However, if you make a conversion to a Roth IRA, but keep part of the money for any reason, that amount will be taxable in the year distributed from the non-Roth IRA and the taxable portion may be subject to the 10% early withdrawal penalty.

You should consult with your tax advisor to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA. It will also be important for you to keep track of and report any regular or conversion contributions you make to your Roth IRAs as required by the IRS. Conversion contributions, recharacterizations of conversions and distributions from a Roth IRA must be reported on IRS Form 8606.

F.   Recharacterization of IRA and Roth IRA Contributions

IRA owners are permitted to treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year in a process known as "recharacterization". A recharacterization is accomplished by an individual who has made a contribution to an IRA of one type for a taxable year, electing to treat the contribution as having been made to a second IRA of a different type for the taxable year. To accomplish the recharacterization, a trustee-to-trustee transfer from the first IRA to the second IRA must be made on or before the due date (including extensions) for filing the individual's Federal income tax return for the taxable year for which the contribution was made to the first IRA. Any net income attributable to the recharacterized contribution must also be transferred to the second IRA. Once the transfer is made, the election is irrevocable. The effect of recharacterizing a contribution is that it is treated as having been originally contributed to the second IRA on the same date and (in the case of a regular contribution) for the same taxable year that the contribution was made to the first IRA. If you elect to recharacterize a contribution, you must report the recharacterization and treat the contribution as having been made to the second IRA, instead of the first, on your Federal income tax return.

Reconversion Rules. If you convert a non-Roth IRA to a Roth IRA and then recharacterize it back to a non-Roth IRA, you are not permitted by IRS rules to reconvert the amount from the non-Roth IRA back to a Roth IRA before the beginning of the taxable year following the taxable year in which the amount was converted to a Roth IRA or, if later, the end of the 30-day period beginning on the day on which you recharacterized the Roth IRA to a non-Roth IRA. This rule will apply even if you were not eligible to make the original conversion because of your AGI or tax filing status. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion". The remedy for a failed conversion is recharacterization to a non-Roth IRA. If the failed conversion is not corrected, it will be treated as a regular contribution to a Roth IRA and thus, may be an excess contribution subject to a 6% excise tax for each tax year it remains in the Roth IRA to the extent it exceeds the maximum regular Roth IRA contribution permitted for the tax year. (See Part III. G., Excess Contributions, below). Also, the failed conversion will be subject to the 10% premature distribution penalty tax, unless corrected or an exception to that tax applies. Consult with your tax advisor before attempting a "reconversion".

G.   Excess Contributions

There is a 6% IRS penalty tax on IRA contributions made in excess of permissible contribution limits. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution penalty tax (see Part III, Premature IRA Distributions). The 6% excess contribution penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction). If a taxpayer transfers amounts contributed for a tax year to a Regular IRA (and any earnings allocated to such amounts) to a Roth IRA by the due date for filing the return for such tax year (including extensions), the amounts are not included in the taxpayer's gross income to the extent that no deduction was allowed for the contribution (see Part III. F. Recharacterization of IRA and Roth IRA Contributions above).

Excess Contributions to a Roth IRA: If you are ineligible and convert a Regular IRA to a Roth IRA, all or a part of the amount you convert may be an excess contribution. (Examples may include conversions made when your Roth AGI exceeds $100,000 or because you fail to timely make the rollover contribution from the Regular IRA to the Roth IRA). You may also have an excess contribution if your conversion is a "failed conversion" that is not timely corrected. You will have an excess contribution if the ineligible amounts you convert and the contributions you make to all your IRAs for the tax year exceed your IRA contribution limits for the year. To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before the due date of your tax return (plus extensions) or recharacterize the contribution, if permitted (see Part III. F. Recharacterization of IRA and Roth IRA Contributions above).

H.   Loans and Prohibited Transactions

You may not borrow from your IRA Plan (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan, and its full value (or taxable portions of your Roth IRA or non-deductible Regular IRA) would be includable in your taxable income in the year of

                                     -C:7-
violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code. A pledge of your IRA as security for a loan will cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

I.   Taxation of Regular IRA Distributions

Any cash distribution from your IRA Plan, other than a Roth IRA, is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment in the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.

J.   Taxability of Roth IRA Distributions

"Qualified distributions" from a Roth IRA are not included in the owner's gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution," the distribution must satisfy a 5-year holding period and meet one of the following four requirements: (1) be made on or after the date on which the individual attains age 59 1/2; (2) be made to a beneficiary or the individual's estate on or after the individual's death; (3) be attributable to the individual being disabled; or (4) be a distribution to pay for a "qualified" first home purchase (up to a lifetime limit of $10,000). The 5-year holding period for escaping inclusion in income begins with the first day of the tax year in which any contribution (including a conversion from a Regular IRA) is made to a Roth IRA of the owner. If the Roth IRA owner dies, this 5-taxable-year period is not redetermined for the Roth IRA while it is held in the name of a beneficiary or a surviving spouse who treats the decedent's Roth IRA as his or her own. However, a surviving spouse who treats the Roth IRA as his or her own, must receive any distributions as coming from the surviving spouse's own Roth IRA, thus it cannot be treated as being received by a beneficiary on or after the owner's death for purposes of determining whether the distribution is a "qualified distribution".

If a distribution from a Roth IRA is not a "qualified distribution" and it includes amounts allocable to earnings, the earnings distributed are includable in taxable income and may be subject to the 10% premature distribution penalty if the owner is under age 59 1/2. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax under this rule. The 5-taxable-year period for this purpose is determined separately for each conversion contribution and may not be the same as the 5-taxable-year period used to determine whether a distribution from a Roth IRA is a "qualified distribution" or not. For this reason it is important that you keep track of when your conversion contributions are made to your Roth IRA. (See
Part III. L., Premature IRA Distributions).

Unlike Regular IRAs, distributions from Roth IRAs come first from regular contributions, then converted amounts on a first-in first-out basis, and last from earnings. Any distributions made before 2001 which are attributable to 1998 conversion contributions for which the 4-year income-tax spread is being utilized, will result in an acceleration of taxable income in the year of distribution up to the amount of the distribution allocable to the 1998 conversion. This amount is in addition to the amount otherwise includable in gross income for that taxable year as a result of the conversion, but not in excess of the amount required to be included over the 4-year period. This tax treatment would likewise apply in the case of distributions made by a surviving spouse who elects to continue the 4-year spread on death of the original owner of the Roth IRA. Generally, all Roth IRAs (both regular Roth IRAs and Roth Conversion IRAs) must be treated as one for purposes of determining the taxation of distributions. However, if a Roth IRA is held by an individual as beneficiary of a deceased Roth IRA owner, the 5-taxable-year period used to determine whether distributions are qualified or not is determined independently of the 5-year-taxable period for the beneficiary's own Roth IRAs. However, if a surviving spouse elects to treat the Roth IRA as his or her own, the 5-year-taxable period for all of the surviving spouse's Roth IRAs is the earlier of the end of either the 5-taxable-year period for the decedent or that applicable to the surviving spouse's own Roth IRAs.

The rules for taxing non-qualified distributions and premature distributions of conversion amounts from a Roth IRA are complex. To ensure that you receive the tax result you desire, you should consult with your tax advisor before taking a distribution from a Roth IRA.

K.   Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under Code Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

L.   Premature IRA Distributions

There is a 10% penalty tax on taxable amounts distributed from your IRA (including the taxable portion of any non-qualified distributions from a Roth IRA, or if you receive a distribution of conversion amounts within the 5-year period beginning with the year of the conversion, any amounts distributed that were originally taxable as a result of the conversion) prior to the attainment of age 59 1/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled as defined in Code Section 72(m)(7); (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his or her beneficiary;
(4) distributions made for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; (5) distributions made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) distributions made for certain qualified higher


                                     -C:8-
education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) qualified first-time home buyer distributions (up to a lifetime maximum of $10,000) used within 120 days of withdrawal to buy, build or rebuild a first home that is the principal residence of the individual, his or her spouse, or any child, grandchild, or ancestor of the individual or spouse, or (8) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. (But see Roth IRA exceptions below).

Distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax.

Distributions from a Roth IRA made before the expiration of the applicable 5 year holding period (see Taxability of Roth IRA Distributions) are not treated as qualified distributions and are subject to the 10% penalty tax to the extent they are includable in taxable income. In addition, any conversion amounts distributed within the 5-year period beginning with the year in which the conversion occurred, are subject to the 10% penalty tax even if the distribution is not currently taxable as income, unless one of the above mentioned exceptions to the penalty tax applies. The penalty tax will only apply to the amount of the conversion that was includable in income as a result of the conversion (i.e., it will not apply to non-deductible contributions that were converted from the Regular IRA).

M. Minimum Required Distributions (See Part II. F.1. and F.2., Non-Roth IRA Minimum Distribution Requirements and Roth IRA Minimum Distribution Requirements.)

If a minimum distribution is not made from your IRA (including a Roth IRA) for a tax year in which it is required, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

N.   Tax Filing-Regular IRAs

You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and (2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on your regular Form 1040. In some years, you may be required to file Form 5329 and/or Form 8606 in connection with your Regular IRA. Form 5329 is filed as an attachment to Form 1040 or 1040A for any tax year that special penalty taxes apply to your IRA. If you make non-deductible contributions to a regular IRA, you must designate those contributions as non-deductible on Form 8606 and attach it to your Form 1040 or 1040A. There is a $100 penalty each time you overstate the amount of your non-deductible contributions unless you can prove the overstatement was due to reasonable cause. Additional information is required on Form 8606 in years you receive a distribution from a Regular IRA. There is a $50 penalty for each failure to file a required Form 8606 unless you can prove the failure was due to reasonable cause. For further information, consult the instructions for Form 5329 (Additional Taxes Attributable to Qualified Retirement Plans (including
IRAs), Annuities, and Modified Endowment Contracts), Form 8606 and IRS Publication 590.

O.   Tax Filing-Roth IRA

It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the Internal Revenue Service may require of you as a Roth IRA owner. You will need this information to calculate your taxable income if any, when distributions from the Roth IRA begin. For example, conversion contributions must be reported to the Service on Form 8606. Form 5329 is required to be filed to the Service by you to report and remit any penalty or excise taxes. Consult the instructions to your tax return or your tax advisor for additional reporting requirements that may apply. Additional information is also available in IRS Publication 590.

Part IV. STATUS OF OUR IRA PLAN

We may seek, but are not obligated to obtain, IRS approved of your IRA, SEP IRA, SIMPLE IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the IRA, SEP IRA, SIMPLE IRA or Roth IRA.

Part V. FINANCIAL DISCLOSURE

Contributions to your IRA will be invested in a variable annuity policy. The variable annuity policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.

                                     -C:9-

WITHDRAWAL RESTRICTIONS
AMERITAS VARIABLE LIFE INSURANCE COMPANY

(we, us, our, the Company)                                       TAX-SHELTERED
                                                                 ANNUITY (TSA)
                      for annuity policies issued as a:                   PLAN

If this policy is purchased by the policy owner or his/her employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b), distributions under the policy are limited as follows, notwithstanding policy language to the contrary:

A. Distributions attributable to contributions made and interest accruing after December 3l, 1988, pursuant to a salary reduction agreement within the meaning of IRC Section 402(g)(3)(c) may be paid only:

     1. when the employee attains age 59 1/2, separates from service, dies, or becomes disabled within the meaning of IRC Section 72(m)(7); or

     2. in the case of hardship. (Hardship distributions may not be made from any income earned after December 31, 1988, which is attributable to salary reduction contributions regardless of when the salary reduction contributions were made.)

B. Distributions attributable to funds transferred from IRC Section 403(b)(7) custodial account may be paid or made available only:

     1. when the employee attains age 59 1/2, separates from service, dies or becomes disabled within the meaning of IRC Section 72(m)(7); or

     2. in the case of financial hardship. Distributions on account of financial hardship will be permitted only with respect to the following amounts:

          (i) benefits accrued as of December 31, 1988, but not earnings on those amounts subsequent to that date.

          (ii) contributions made pursuant to a salary reduction agreement within the meaning of IRC Section 3121(a)(1)(D) after December 31, 1988, but not as to earnings on those contributions.


                                     -C:10-

APPENDIX D:  Model Asset Allocation

         Model Asset Allocation Program Rules:
          o There is no additional charge for the Model Asset Allocation program.
          o You must complete a written questionnaire about risk tolerance and Policy performance objectives and provide it to your registered representative who will help match your needs to an asset allocation model.
          o We must receive your written questionnaire and instruction as to the asset allocation model chosen before we can begin this program for you.
          o To use the Model Asset Allocation program, you must have all Policy value allocated to one asset allocation model. Model Asset Allocation transfers occur quarterly.
          o The series funds that are included in a model may change from period to period. Your election to use a model will remain in effect, without regard to changes in the funds in that model, unless you provide us with changed instructions.

------------------------------------------------ ---------------------------------------------------------------------
                                                             Model Asset Allocations - CURRENT ALLOCATIONS
                                                                  Conservative-                Moderate-
With International Investments                    Conservative      Moderate     Moderate     Aggressive   Aggressive
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Alger American Growth                                                   5%          5%            5%           8%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Calvert CVS Social Money Market                        15%             10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Fidelity VIP Equity-Income (Service Class 2)                            5%          5%            5%           5%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Growth                                                                       8%          10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Limited Maturity Bond             50%             37%         30%           20%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Partners                           6%              7%         10%           11%          11%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
OppenheimerFunds Main Street Growth & Income/VA                         5%          8%            8%           9%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
OppenheimerFunds Strategic Bond /VA                    16%             13%         10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Scudder VIT Equity 500 Index                            8%              8%         10%           14%          16%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Scudder VIT Small Cap Index                                                                                    5%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Scudder VIT EAFE Equity Index                           5%              5%         12%           19%          26%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Templeton Foreign Securities                                            5%          5%            5%           5%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Van Eck Worldwide Hard Assets                                                       5%            5%           5%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------


                                                             Model Asset Allocations - CURRENT ALLOCATIONS
                                                                  Conservative-                Moderate-
WithOUT International Investments                 Conservative      Moderate     Moderate     Aggressive   Aggressive
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Alger American Growth                                                   5%         10%           15%          16%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Calvert CVS Social Money Market                        15%             10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Fidelity VIP Equity-Income (Service Class 2)                            5%          5%            5%           6%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Growth                                                                      10%          13%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Limited Maturity Bond             51%             39%         30%           19%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Neuberger Berman AMT Partners                           5%              5%          6%            7%          10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
OppenheimerFunds Aggressive Growth /VA                                  5%          5%            5%           8%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
OppenheimerFunds Main Street Growth & Income/VA                         5%          6%            9%          13%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
OppenheimerFunds Strategic Bond /VA                    18%             13%         10%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Scudder VIT Equity 500 Index                           11%             13%         18%           20%          23%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Scudder VIT Small Cap Index                                                         5%            5%           6%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------
Van Eck Worldwide Hard Assets                                                       5%            5%           5%
------------------------------------------------ -------------- --------------- ----------- ------------- ------------

                                     -D:1-

       IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                   THANK YOU
for reviewing this Prospectus. You should also review the series fund prospectuses for those Subaccount variable investment options underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153
                              www.variable.ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the on-line services section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

       A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

       For a free copy, access it on the SEC's Web Site
(www.sec.gov/edgar/edgarsearcht.htm, and type in "Ameritas Variable"), or write or call us. Here is the Table of Contents for the Statement of Additional
Information:

                                            Begin on
                                              Page

------------------------------------------ -----------
General Information and History                1
Services
Purchase of Securities Being Offered
------------------------------------------ -----------
Underwriters                                   2
Calculation of Performance
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
------------------------------------------ -----------
Additional Tax Information                     5
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural
      Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans

------------------------------------------ -----------
Other Information                              11
Service Marks & Copyright
Financial Statements
------------------------------------------ -----------

                                     Last Page

Statement of Additional Information: September 10, 2002
to accompany Policy Prospectus dated:  September 10, 2002

ALLOCATOR 2000 ANNUITY(sm)         AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO
Flexible Premium
Deferred Variable Annuity Policy           Ameritas Variable Separate Account VA

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our Web site at variable.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.


         TABLE OF CONTENTS                       Page

General Information and History....................1
Services
Purchase of Securities Being Offered
Underwriters.......................................2
Calculation of Performance
    Standardized Performance Reporting
    Non-Standardized Performance Reporting
    Our Performance Reports
    Yields
Additional Tax Information.........................5
    General
    Withholding Tax on Distributions
    Diversification
    Owner Control
    Multiple Contracts
    Partial 1035 Exchanges
    Contracts Owned by other than Natural Persons
    Death Benefits
    Tax Treatment of Assignments
    Qualified Plans
    Tax Treatment of Withdrawals
    Types of Qualified Plans
Other Information.................................11
Service Marks & Copyright
Financial Statements

                         GENERAL INFORMATION AND HISTORY

Ameritas Variable Separate Account VA is a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, AVLIC"). We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp., Nebraska's first insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. We issue life insurance and annuities throughout the United States (except New York), with an emphasis on products with variable investment options in underlying portfolios managed by advisors of nationally prominent mutual fund companies.

                                    SERVICES

The financial statements of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been reviewed by our internal legal staff.

                      PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

                                     SAI:1

                                  UNDERWRITERS

The Policy is offered continuously and is distributed by The Advisors Group ("TAG"), 7315 Wisconsin Avenue, Bethesda, Maryland 20814. TAG, an affiliate of ours, is an indirect wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. TAG enters into contracts with various broker-dealers ("Distributors") to distribute Policies.

On April 1, 2002 AVLIC entered into an Assumption Reinsurance Agreement with our affiliate Acacia National Life Insurance Company ("Acacia National"), which includes the Allocator 2000 Annuity Policies issued by Acacia National. Under the Assumption Reinsurance Agreement, upon receipt of required approval AVLIC assumes all obligations under the Policies. Your rights and benefits under the Policy with AVLIC remain identical to the rights and benefits you had with Acacia National.

AVLIC has not paid any compensation to TAG for underwriter or distribution services in previous years.

                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our internet Web Site will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

Standardized Performance Reporting
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee, the administrative expense charge, the annual Policy Fee (if any), and is presented assuming the most expensive of each of the types of optional features commonly sold is part of the hypothetical Policy. Current fees are used, not the guaranteed maximum fees. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

                                     SAI:2

Non-Standardized Performance Reporting
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Our Performance Reports
The standardized average annual total returns for each investment portfolio (except the Calvert Social Money Market Subaccount) for the periods indicated are as follows (more recent returns may be more or less than the stated returns due to market volatility):

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/2001

The performance reported dates back to the time Acacia National first reported performance for the Allocator policies, which pre-dates the April 1, 2002 Assumption Reinsurance Agreement.

(Assumes a $1,000 investment in only the Subaccount listed. Reflects current Policy charges, including surrender charges. Reflects the experience of the Subaccount as of the date it was added to the Separate Account.)

Reflects these current expenses deducted daily from Policy Separate Account assets to equal the annual % shown: mortality and expense risk charge of 1.25%, and administrative expense charge of 0.10%. Also reflects a $42 Policy Fee.

-------------------------------------------------------------------------------------------------------------------
   Subaccount (date underlying series fund portfolio                                          Ten Year or, if less,
   was added to the Separate Account"                     One Year             Five Year         Since Inception
                                                       Continue Policy      Continue Policy      Continue Policy
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ALGER
o        Alger American Growth (8/26/96)                  -25.16                 8.52                 9.84
o        Alger American MidCap Growth (8/26/96)           -19.93                10.32                11.41
o        Alger American Small Capitalization (8/26/96)    -42.62                -8.61                -7.29
CALVERT PORTFOLIOS
o        CVS Social Balanced (8/26/96)                    -20.34                 1.41                 3.12
o        CVS Social International Equity (5/1/97)         -37.92                  N/A                -5.59
o        CVS Social Mid Cap Growth (5/1/97)               -25.51                  N/A                 6.46
o        CVS Social Money Market (8/26/96)                 -9.81                -1.08                -0.76
o        CVS Social Small Cap Growth (8/26/96)             -2.75                -2.67                 0.11
FIDELITY (Service Class 2)
o        VIP Contrafund(R)(5/1/2000)                      -25.80                  N/A               -24.03
o        VIP Equity-Income (5/1/2000)                     -18.65                  N/A                -9.82
o        VIP High Income (5/1/2000)                       -25.27                  N/A               -31.81
NEUBERGER BERMAN
o        AMT Growth (8/26/96)                             -43.47                -6.50                -3.79
o        AMT Limited Maturity Bond (8/26/96)               -4.82                -0.38                 0.20
o        AMT Partners (5/1/2000)                          -16.28                  N/A               -12.00
OPPENHEIMERFUNDS
o        Aggressive Growth /VA (5/1/97)                   -44.36                  N/A                 4.61
o        Capital Appreciation /VA (5/1/97)                -25.91                  N/A                 9.00
o        High Income /VA (5/1/97)                         -11.55                  N/A                -4.06
o        Main Street Growth & Income /VA (5/1/97)         -23.52                  N/A                 0.34
o        Strategic Bond /VA (5/1/97)                       -8.70                  N/A                -2.13
SCUDDER
o        VIT Equity 500 Index (5/1/2000)                  -25.52                  N/A               -25.35
o        VIT Small Cap Index (5/1/2000)                   -11.44                  N/A               -14.53
o        VIT EAFE(R)Equity Index (5/1/2000)               -37.86                  N/A               -35.03
TEMPLETON (Class 2)
o        Global Asset Allocation (5/1/2000)               -29.28                  N/A               -20.43
o        Foreign Securities (5/1/2000)                    -23.31                  N/A               -17.45
VAN ECK
o        Worldwide Hard Assets (8/26/96)                  -23.81               -18.34               -16.38
-------------------------------------------------------------------------------------------------------------------

                                     SAI:3

The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:

NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING ON 12/31/2001

(Reflects current base Policy charges that are applicable to the Separate Account only; e.g., no Policy fee, and no withdrawal charges. Also reflects experience of the Subaccount underlying portfolio for periods beyond the Subaccount's own inception date.)

(Computed on the same basis as Standardized total return except no Policy fee is reflected, and no withdrawal charges are reflected since the Policy is intended for long term investment.) Reflects these current expenses deducted daily from Policy Separate Account assets to equal the annual % shown: mortality and expense risk charge of 1.25%, and administrative expense charge of 0.10%.

-------------------------------------------------------------------------------------------------------------------
   Subaccount (inception date                                                                Ten Year or, if less,
   (inception date of underlying series fund             One Year             Five Year         Since Inception
   portfolio where Subaccount has less than           Continue Policy      Continue Policy      Continue Policy
   10 year's experience.)
-------------------------------------------------------------------------------------------------------------------
ALGER
o        Alger American Growth (1/9/89)                   -12.96                11.90                13.48
o        Alger American MidCap Growth (5/3/93)             -7.73                13.50                17.03
o        Alger American Small Capitalization (9/21/88)    -30.42                -2.36                 3.45
CALVERT PORTFOLIOS
o        CVS Social Balanced (9/2/86)                      -8.14                 5.75                 7.36
o        CVS Social International Equity (6/30/92)        -25.72                 0.67                 4.65
o        CVS Social Mid Cap Growth (7/16/91)              -13.31                 9.47                 9.29
o        CVS Social Money Market (6/30/92)                  2.38                 3.65                 3.15
o        CVS Social Small Cap Growth (3/15/95)              9.44                 2.35                 7.28
FIDELITY (Service Class 2)
o        VIP Contrafund(R)(1/3/95)                         -13.60                 5.85               11.91
o        VIP Equity-Income (10/9/86)                       -6.45                 5.73                10.96
o        VIP High Income (9/19/85)                        -13.07                -6.45                 3.02
NEUBERGER BERMAN
o        AMT Growth (9/10/84)                             -31.27                -0.72                 3.72
o        AMT Limited Maturity Bond (9/10/84)                7.37                 4.24                 4.09
o        AMT Partners (3/22/94)                            -4.08                 3.49                 9.16
OPPENHEIMERFUNDS
o        Aggressive Growth /VA (8/15/86)                  -32.16                 5.67                10.33
o        Capital Appreciation /VA (4/3/85)                -13.71                12.70                13.71
o        High Income /VA (4/30/86)                          0.64                 1.53                 7.29
o        Main Street Growth & Income /VA (7/5/95)         -11.32                 5.39                12.26
o        Strategic Bond /VA (5/3/93)                        3.49                 3.01                 4.22
SCUDDER
o        VIT Equity 500 Index (1/9/89)                    -13.32                  N/A                 4.13
o        VIT Small Cap Index (11/15/88)                     0.75                  N/A                 2.17
o        VIT EAFE Equity Index (5/3/93)                   -25.66                  N/A                -3.35
TEMPLETON (Class 2)
o        Global Asset Allocation (8/31/88)                -17.08                 2.18                 7.62
o        Foreign Securities (5/1/92)                      -11.11                 4.22                 8.21
VAN ECK
o        Worldwide Hard Assets (9/1/89)                   -11.61                -9.32                 0.84
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Yields
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                          YIELD=2[(a - b +1)6 - 1]
                                   -----
                                    cd

Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period. The yield reflects the base Policy mortality and expense risk fee and administrative

                                     SAI:4
expense charge. Net investment income will be determined according to rules established by the SEC. The yield assumes an average Policy size of $75,000, so no Policy fee is currently applicable, and also assumes the Policy will continue (since the Policy is intended for long term investment) so does not reflect any withdrawal charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Calvert Social Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The Calvert Social Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Calvert Social Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

                               As of 12/31/2001

          Reflecting current charges                  Yield     Effective Yield
          Calvert Social Money Market Subacccount     0.44%          0.45%

The Calvert Social Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Calvert Social Money Market Subaccount nor that Subaccount's investment in the Calvert Social Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                           ADDITIONAL TAX INFORMATION

NOTE: This information should not be substituted for the advice of a personal tax advisor. We do not make any guarantee regarding the tax status of any Policy or transaction involving the Policy. Purchasers bear the complete risk that the Policy may not be treated as "annuity contracts" under federal income tax laws. The following discussion is not exhaustive and special rules not described in the Policy prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General
Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity income option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e.

                                     SAI:5
when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Policy within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek competent financial advice about the tax consequences of distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us.

Withholding Tax on Distributions
The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a), 403(a), or 457 of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification
Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that requires the series funds and their portfolios to comply with the Treasury regulations.

Owner Control
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would

                                     SAI:6
cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Multiple Contracts
The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons
Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Policy to be owned by a non-natural person.

Death Benefits
Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Tax Treatment of Assignments
An assignment or pledge of a Policy may have tax consequences, and may also be prohibited by the Code (particularly for tax-qualified plans) and ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Policy.

Qualified Plans
The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

                          Tax Treatment of Withdrawals

                               Non-Qualified Plans

Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the

                                     SAI:7

Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

                                 Qualified Plans

In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (IRAs) and 457 (governmental plans). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction

                                     SAI:8
contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with
Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under


"Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Types of Qualified Plans

The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policy comply with applicable law.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. The following are general descriptions of the types of qualified plans with which annuity policies may be used. Refer to the Policy and Prospectus to determine those qualified plans with which this Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Policy issued under a qualified plan.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above.)

Federal law requires that optional annuity benefits provided under an employer's deferred compensation plan cannot vary between men and women. The Policies we sell in connection with certain qualified plans use annuity tables which do not differentiate based upon sex. We may also use such tables for use with certain non-qualified deferred compensation plans.

                                     SAI:9

Tax-Sheltered Annuities
Public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code may purchase "tax-sheltered annuities," also known as "403(b) annuities." These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities
Eligible individuals may contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Policies to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs
Individuals may purchase a non-deductible IRA known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any nonqualified Roth IRA distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until they exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable Roth IRA distributions.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Pension and Profit-Sharing Plans
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment unless permitted under the new employer's plan.
                                     SAI:10

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Information in the prospectus and this Statement are intended to be summaries. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at www.sec.gov/edgar/searchedgar/formpick.htm and type in "Ameritas Variable" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                            SERVICE MARKS & COPYRIGHT

"Ameritas" and the bison symbol are registered service marks of Ameritas Life Insurance Corp., which licenses their use to Ameritas Variable Life Insurance Company. "Allocator 2000 Annuity" is a registered service mark of Acacia National Life Insurance Company, which licenses its use to AVLIC. The Policy and Policy prospectus are copyrighted by Ameritas Variable Life Insurance Company.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                     SAI:11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 2001 and 2000, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/ Deloitte & Touche LLP

Lincoln, Nebraska
February 13, 2002



                                     F-II 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                                    ASSETS

Investments:
    Fixed maturity securities, available for sale (amortized cost
       $197,116 - 2001 and $141,027  - 2000)                                    $        199,551    $       139,933
    Equity securities (amortized cost
       $2,031 - 2001 and $2,031 - 2000)                                                    1,960              1,745
    Mortgage loans on real estate                                                          2,907              2,091
    Loans on insurance policies                                                           29,391             23,186
                                                                               -----------------  ------------------
                                   Total Investments                                     233,809            166,955
                                                                               -----------------  ------------------

Cash and cash equivalents                                                                 46,927             18,347
Accrued investment income                                                                  3,487              2,873
Reinsurance receivable-affiliate                                                             519              9,870
Reinsurance recoverable                                                                    1,369              2,414
Prepaid reinsurance premiums                                                               4,100              4,542
Deferred policy acquisition costs                                                        164,234            160,827
Federal income tax receivable                                                              3,228              4,161
Other                                                                                      3,080              2,705
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                   Total Assets                                  $     2,397,150    $     2,635,374
                                                                               =================  ==================



















The accompanying notes are an integral part of these financial statements.

                                     F-II 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                           December 31

                                                                               -------------------------------------
                                                                                     2001               2000
                                                                               -----------------  ------------------
                     LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Policy and contract reserves                                                    $          4,924    $         3,323
Policy and contract claims                                                                   251              2,831
Accumulated contract values                                                              321,867            242,471
Unearned policy charges                                                                    2,762              2,390
Unearned reinsurance ceded allowance                                                       3,758              3,946
Deferred federal income tax payable                                                       10,643              6,846
Accounts payable - affiliates                                                              1,811              4,199
Other                                                                                      4,162              2,550
Separate accounts                                                                      1,936,397          2,262,680
                                                                               -----------------  ------------------
                                        Total Liabilities                        $     2,286,575    $     2,531,236
                                                                               -----------------  ------------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, par value $100 per share; authorized
    50,000 shares, issued and outstanding 40,000 shares                                    4,000              4,000
Additional paid-in capital                                                                58,370             58,370
Retained earnings                                                                         47,822             41,950
Accumulated other comprehensive income (loss)                                                383               (182)
                                                                               -----------------  ------------------
                                        Total Stockholder's Equity              $        110,575    $       104,138
                                                                               -----------------  ------------------
                                        Total                                   $      2,397,150    $     2,635,374
                                                                               =================  ==================














The accompanying notes are an integral part of these financial statements.



                                     F-II 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                          Years Ended December 31
                                                           ---------------------------------------------------------
                                                                 2001                2000               1999
                                                           -----------------   ----------------- -------------------
INCOME:
Insurance revenues:
  Contract charges                                          $         62,172    $         61,627  $          51,834
  Premium-reinsurance ceded                                          (11,489)             (9,135)            (8,253)
  Reinsurance ceded allowance                                          4,519               4,223              3,594

Investment revenues:
    Investment income, net                                            13,550              11,864             13,970
    Realized gains(losses), net                                          230                (973)            (1,786)

  Other                                                                3,246               1,790              2,521
                                                           -----------------   ----------------- -------------------

                                                                      72,228              69,396             61,880
                                                           -----------------   ----------------- -------------------

BENEFITS AND EXPENSES:
  Policy benefits:
    Death benefits                                                     3,088               2,357              2,805
    Interest credited                                                 13,272              11,076             12,548
    Change in policy and contract reserves                             1,601                 784                633
    Other                                                                153                 226                  -
  Sales and operating expenses                                        26,808              22,711             22,277
  Amortization of deferred policy acquisition costs                   21,734              25,306             12,760
                                                           -----------------   ----------------- -------------------

                                                                      66,656              62,460             51,023
                                                           -----------------   ----------------- -------------------

Income before federal income taxes                                     5,572               6,936             10,857

Income taxes - current                                                (3,793)               (693)             4,898
Income taxes - deferred                                                3,493                (289)              (639)
                                                           -----------------   ----------------- -------------------

     Total income taxes                                                 (300)               (982)             4,259
                                                           -----------------   ----------------- -------------------

Net income                                                  $          5,872    $          7,918  $           6,598
                                                           =================   ================= ===================







The accompanying notes are an integral part of these financial statements.

                                     F-II 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                                            Years Ended December 31
                                                             -------------------------------------------------------
                                                                   2001              2000               1999
                                                            ------------------ ----------------  ------------------

Net income                                                    $        5,872     $        7,918    $        6,598
Other comprehensive income (loss), net of tax:
      Unrealized gains (losses) on securities:
        Unrealized holding gains (losses) arising during
          period (net of deferred tax expense (benefit)
          of $385, $70 and ($1,610) for 2001,
          2000 and 1999 respectively)                                    714                130            (2,990)
        Reclassification adjustment for (gains) losses
          included in net income (net of deferred tax
          benefit (expense) of $(80), $340 and $625
          for 2001, 2000 and 1999 respectively)                         (149)               633             1,161
                                                             ------------------ ----------------  ------------------
      Other comprehensive income (loss)                                  565                763            (1,829)
                                                             ------------------ ----------------  ------------------

Comprehensive income                                          $        6,437     $        8,681    $        4,769
                                                             ================== ================  ==================

























The accompanying notes are an integral part of these financial statements.



                                     F-II 5

                                                           AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                              STATEMENTS OF STOCKHOLDER'S EQUITY
                                                     FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                                                 (in thousands, except shares)



                                                                                                         Accumulated
                                                            Common Stock      Additional                  Other
                                                  ------------------------    Paid - in     Retained   Comprehensive
                                                   Shares         Amount       Capital      Earnings    Income(loss)     Total
                                                  -----------  ----------    ----------    ----------  -------------   ----------

BALANCE, January 1, 1999                             40,000    $   4,000   $     40,370   $   27,434    $    884     $   72,688

  Net unrealized investment loss, net                     -            -              -            -      (1,829)        (1,829)

  Capital contribution                                    -            -          2,500            -           -          2,500

  Net income                                              -            -              -        6,598           -          6,598
                                                 ----------    ----------    ----------    ----------  ------------    ---------

BALANCE, December 31, 1999                           40,000        4,000         42,870       34,032        (945)        79,957

  Net unrealized investment gain, net                     -            -              -            -         763            763

  Capital contribution                                    -            -         15,500            -           -         15,500

  Net income                                              -            -              -        7,918           -          7,918
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2000                           40,000        4,000         58,370       41,950        (182)       104,138

  Net unrealized investment gain, net                     -            -              -            -         565            565

  Net income                                              -            -              -        5,872           -          5,872
                                                 -----------   ----------    -----------   ----------  ------------    ---------

BALANCE, December 31, 2001                           40,000    $   4,000     $   58,370   $   47,822    $    383     $  110,575
                                                 ===========   ==========   ============ ============  ============ ==============


The accompanying notes are an integral part of these financial statements.



                                     F-II 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31

                                                                  --------------------------------------------------
                                                                         2001            2000              1999
                                                                  --------------- ----------------  ----------------
OPERATING ACTIVITIES:
Net Income                                                         $       5,872   $        7,918    $       6,598
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Amortization of deferred policy acquisition costs                    21,734           25,306           12,760
     Policy acquisition costs deferred                                   (28,014)         (36,440)         (39,491)
     Interest credited to contract values                                 13,272           11,076           12,548
     Amortization of discounts or premiums                                  (130)             (52)              67
     Net gains on other invested assets                                        -                -           (2,830)
     Net realized (gains) losses on investment transactions                 (230)             973            1,786
     Deferred income taxes                                                 3,493             (289)            (639)
     Change in assets and liabilities:
       Accrued investment income                                            (614)            (431)             (17)
       Reinsurance receivable-affiliate                                    9,351           26,051                -
       Reinsurance recoverable                                             1,045           (2,071)             302
       Prepaid reinsurance premium                                           442             (854)            (587)
       Federal income tax receivable                                         933           (7,083)             (19)
       Other assets                                                         (375)             135           (1,145)
       Policy and contract reserves                                        1,601              784              633
       Policy and contract claims                                         (2,580)           1,886              130
       Unearned policy charges                                               372              360              216
       Unearned reinsurance ceded allowance                                 (188)               4              346
       Other liabilities                                                    (776)          (7,175)           5,838
                                                                  --------------- ----------------  ----------------
  Net cash from operating activities                                      25,208           20,098           (3,504)
                                                                  --------------- ----------------  ----------------

INVESTING ACTIVITIES:

Purchase of fixed maturity securities available for sale                 (81,138)         (29,350)         (48,474)
Purchase of mortgage loans on real estate                                 (1,000)            (855)          (1,400)
Purchase of equity securities                                             (4,000)               -                -
Purchase of other invested assets                                              -                -           (1,252)
Proceeds from maturities or repayment of fixed
 maturity securities available for sale                                   13,867           14,127           11,242
Proceeds from sales of fixed maturity securities
  available for sale                                                      10,814            2,842            7,762
Proceeds from repayments of mortgage loans on
  real estate                                                                181              154                -
Proceeds from the sale of equity securities                                4,729                -                -
Proceeds from the sale of other invested assets                                -                -            1,162
Net change in loans on insurance policies                                 (6,205)          (6,687)          (5,550)
                                                                  --------------- ----------------  ----------------
  Net cash from investing activities                                     (62,752)         (19,769)         (36,510)
                                                                  --------------- ----------------  ----------------

The accompanying notes are an integral part of these financial statements.

                                     F-II 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                               Years Ended December 31
                                                                  --------------------------------------------------
                                                                       2001              2000             1999
                                                                  ---------------- ----------------- ---------------

FINANCING ACTIVITIES:
Capital contribution                                               $            -   $      15,500     $      2,500
Net change in accumulated contract values                                  66,124          (9,452)          37,473
                                                                  ---------------- ----------------- ---------------
  Net cash from financing activities                                       66,124           6,048           39,973
                                                                  ---------------- ----------------- ---------------

INCREASE(DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                         28,580           6,377              (41)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                      18,347          11,970           12,011
                                                                  ---------------- ----------------- ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $       46,927   $      18,347     $     11,970
                                                                  ================ ================= ===============
Supplemental cash flow information:

Cash (refunded) paid for income taxes                              $       (4,726)  $       6,390     $      4,917























The accompanying notes are an integral part of these financial statements.

                                     F-II 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company majority owned by Ameritas Life Insurance Corp.
(ALIC) with the minority interest held by AmerUs Life Insurance Company (AmerUs). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company (AAMHC). The Company currently issues variable life insurance, variable annuity, and fixed premium annuity policies, none of which are participating with respect to dividends.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates susceptible to significant change include deferred policy acquisition costs, reserves and income taxes.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Mortgage loans on real estate are carried at amortized cost less an allowance for estimated uncollectible amounts except impaired loans which are measured at the present value of expected future cash flows, or alternatively, the observable market price or the fair value of the collateral. Total impaired loans as of December 31, 2001, 2000 and 1999, and the associated interest income were not material.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition.


                                     F-II 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

CASH EQUIVALENTS
The Company considers all highly liquid debt securities purchased with a remaining maturity of less than three months to be cash equivalents.

SEPARATE ACCOUNTS
The Company operates Separate Accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS
RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners' balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances and interest credited to contract balances.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed and adjusted periodically based on actual experience and changes in assumptions.



                                    F-II 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)
--------------------------------------------------------------------------------

DEFERRED POLICY ACQUISITION COSTS, (continued)

A roll-forward of the amounts reflected in the balance sheets as deferred policy acquisition costs is as follows:

                                                                                       December 31
                                                                       ---------------------------------------------
                                                                              2001           2000            1999
---------------------------------------------------------------------- -------------- -------------- ---------------
     Beginning balance                                                  $    160,827   $    152,297   $    121,236
     Acquisition costs deferred                                               28,014         36,440         39,491
     Amortization of deferred policy acquisition costs                       (21,734)       (25,306)       (12,760)
     Adjustment for unrealized investment (gain) loss                         (2,873)        (2,604)         6,145
     Balance released under co-insurance agreement (note 4)                        -              -         (1,815)
---------------------------------------------------------------------- -------------- -------------- ---------------
Ending balance                                                          $    164,234   $    160,827   $    152,297
---------------------------------------------------------------------- -------------- -------------- ---------------

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.



                                    F-II 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                               Years Ended December 31
                                                                   -------------------------------------------------
                                                                            2001             2000            1999
------------------------------------------------------------------ ----------------- --------------- ---------------
Fixed maturity securities available for sale                        $      10,846     $       9,539   $      9,644
Equity securities                                                             159               159            159
Mortgage loans on real estate                                                 158               160             34
Loans on insurance policies                                                 1,645             1,203            845
Cash equivalents                                                            1,033             1,029            681
Other invested assets                                                           -                 -          2,830
------------------------------------------------------------------ ----------------- --------------- ---------------
   Gross investment income                                                 13,841            12,090         14,193
Investment expenses                                                           291               226            223
------------------------------------------------------------------ ----------------- --------------- ---------------
   Net investment income                                            $      13,550     $      11,864   $     13,970
------------------------------------------------------------------ ----------------- --------------- ---------------

Net pretax realized investment gains (losses) were as follows:

                                                                                   Years Ended December 31
                                                                          ------------------------------------------
                                                                                2001           2000          1999
------------------------------------------------------------------------- -------------- ------------- -------------
Net losses on disposals of fixed maturity securities
   available for sale (note 4)                                             $     (499)    $     (973)   $   (1,786)
Net gains on disposal of equity securities (note 9)                               729               -             -
------------------------------------------------------------------------- -------------- ------------- -------------
Net pretax realized investment gains(losses)                               $      230     $     (973)   $   (1,786)
------------------------------------------------------------------------- -------------- ------------- -------------

The Company recorded other than temporary impairments on bonds of $1,002 and $800 for 2001 and 2000, respectively. There were no other than temporary impairments on bonds recorded by the Company in 1999.

Proceeds from sales of securities and gross gains and losses realized on those sales were as follows:

                                                                                Year Ended December 31, 2001
                                                                          ------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------- -------------- ------------- -------------
Fixed maturity securities available for sale                               $     10,814   $      452    $       72
Equity securities                                                                 4,729          729             -
------------------------------------------------------------------------- -------------- ------------- -------------
         Total                                                             $     15,543   $    1,181    $       72
------------------------------------------------------------------------- -------------- ------------- -------------


                                                                                Year Ended December 31, 2000
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       2,842   $        -    $       45
------------------------------------------------------------------------ --------------- ------------- -------------


                                                                                Year Ended December 31, 1999
                                                                         -------------------------------------------
                                                                            Proceeds        Gains         Losses
------------------------------------------------------------------------ --------------- ------------- -------------
Fixed maturity securities available for sale                              $       7,762   $        6    $       80
------------------------------------------------------------------------ --------------- ------------- -------------




                                    F-II 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

2.  INVESTMENTS, (continued)

The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                               December 31, 2001
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    155,920   $    4,031   $   2,492   $   157,459
   Mortgage-backed                                                  34,525          670          75        35,120
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,671          303           2         6,972
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           197,116        5,004       2,569       199,551
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -          71         1,960
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    199,147   $    5,004   $   2,640   $   201,511
------------------------------------------------------------ -------------- ------------ ----------- --------------

                                                                               December 31, 2000
                                                             ------------------------------------------------------
                                                               Amortized       Gross Unrealized          Fair
                                                                            ------------------------
                                                                 Cost          Gains       Losses        Value
------------------------------------------------------------ -------------- ------------ ----------- --------------
   U. S. Corporate                                            $    102,895   $    1,412   $   2,621   $   101,686
   Mortgage-backed                                                  32,095          179         267        32,007
   U.S. Treasury securities and obligations of
      U.S. government agencies                                       6,037          203           -         6,240
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total fixed maturity securities available for sale           141,027        1,794       2,888       139,933
------------------------------------------------------------ -------------- ------------ ----------- --------------
   Equity securities                                                 2,031            -         286         1,745
------------------------------------------------------------ -------------- ------------ ----------- --------------
      Total securities available for sale                     $    143,058   $    1,794   $   3,174   $   141,678
------------------------------------------------------------ -------------- ------------ ----------- --------------

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Amortized            Fair
                                                                                      Cost               Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $              -   $              -
Due after one year through five years                                                   80,790             82,927
Due after five years through ten years                                                  67,646             67,865
Due after ten years                                                                     14,155             13,639
Mortgage-backed securities                                                              34,525             35,120
-------------------------------------------------------------------------------------------------------------------
     Total                                                                    $        197,116   $        199,551
-------------------------------------------------------------------------------------------------------------------



At December 31, 2001, the Company had fixed maturity securities available for sale with a carrying value of $3,395 on deposit with various state insurance departments.


                                    F-II 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

3.  INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                                              December 31
                                                                                    --------------------------------
                                                                                         2001            2000
----------------------------------------------------------------------------------- --------------- ----------------
Deferred policy acquisition costs                                                    $      47,824   $      47,686
Prepaid expenses                                                                             1,435           1,012
Net unrealized investment gains                                                                600               -
Other                                                                                          182               -
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax liability                                                                50,041          48,698
----------------------------------------------------------------------------------- --------------- ----------------
Future policy and contract benefits                                                         36,521          39,108
Net unrealized investment losses                                                                 -             685
Capital loss carryforward                                                                      434             434
Deferred future revenues                                                                     2,282           2,218
Other                                                                                          161             121
----------------------------------------------------------------------------------- --------------- ----------------
Gross deferred tax asset                                                                    39,398          42,566
Less valuation allowance                                                                         -             714
----------------------------------------------------------------------------------- --------------- ----------------
Total deferred tax asset after valuation allowance                                          39,398          41,852
----------------------------------------------------------------------------------- --------------- ----------------
   Net deferred tax liability                                                               10,643   $       6,846
----------------------------------------------------------------------------------- --------------- ----------------

The Company has approximately $1,241 of capital loss carryforwards as of December 31, 2001 that may be applied against future capital gains. The capital loss carryforwards of approximately $1,103 and $138 will expire in 2004 and 2005, respectively. In 2000 and 1999, the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforwards. In 2001, this valuation allowance was released as the capital loss carryforwards are expected to be realized.

The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:

                                                                             Years Ended December 31
                                                                 ---------------------------------------------------
                                                                        2001             2000            1999
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                               35.0     %        35.0 %         35.0    %
Dividends received deduction                                            (26.6)            (21.3)           -
Income tax liability released due to settlement on exam                  -                (29.6)           -
Release of valuation allowance                                          (12.8)              -              -
Other                                                                    (1.0)              1.7            4.2
--------------------------------------------------------------------------------------------------------------------
   Effective tax rate                                                    (5.4)    %       (14.2)  %       39.2    %
--------------------------------------------------------------------------------------------------------------------

The Company's federal income tax returns through March 31, 1996 were examined and settled with the IRS in 2000. Based on the settlement, the Company released the income tax liability provided in prior years of $2,050.


                                    F-II 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 2001, 2000 and 1999 was $16,192, $12,573 and $12,265, respectively.

The Company has entered into reinsurance agreements (yearly renewable term) with affiliates. Under these agreements, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company recorded $5,355, $4,912 and $4,419 of reinsurance premiums, net of ceded allowances, to affiliates for the years ended December 31, 2001, 2000 and 1999, respectively. The Company has recorded reinsurance recoveries from affiliates of $4,462, $3,603 and $7,268 for the years ended December 31, 2001, 2000 and 1999, respectively, reflected in the statement of operations as a reduction of death benefits. Reinsurance recoverable of $1,243 and $2,414 and prepaid reinsurance premiums of $2,766 and $2,671 as of December 31, 2001 and 2000, respectively, relate to these agreements and are included in the balance sheet amounts of the same titles.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity indexed annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and an amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs, which it was carrying on this block. AmerUs, through assumption reinsurance, has assumed approximately 99% and 83% of this business as of December 31, 2001 and 2000, respectively, reducing the reinsurance receivable - affiliate to $519 and $9,870 as of December 31, 2001 and 2000, respectively. As a condition to assumption reinsurance, certain states have required the Company remain contingently liable in the event the assuming reinsurer is unable to fulfill its obligations. The Company was contingently liable for $14,210 and $11,610 of additional reserves as of December 31, 2001 and 2000, respectively.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. Policies placed by this affiliate generated commission expense of $26,745, $34,544 and $35,736 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 1999, the Company formed a variable insurance trust (VIT). The Company, ALIC, and an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), offer the VIT as an investment option to policyowners through their Separate Accounts. The Company had separate account investments of $827,893 and $1,021,332 in the VIT as of December 31, 2001 and 2000, respectively. ALIC had separate account investments of $465 and $600 in the VIT as of December 31, 2001 and 2000, respectively. FALIC had separate account investments of $339 as of December 31, 2001, the first year the VIT was available to its policyowners. Affiliates of the Company provide investment advisory and administrative services to the VIT on a fee basis.



                                    F-II 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

4.  RELATED PARTY TRANSACTIONS, (continued)

During 2000, the Company began offering Calvert Variable Series, Inc. (CVS) mutual funds, an affiliate, to policyowners through the Separate Accounts. Separate Account investments in mutual funds offered through CVS were $ 15,574 and $6,009 as of December 31, 2001 and 2000, respectively.

The Company provides supervision, training and marketing support for variable product distributions to AIC, an affiliate. Beginning in 2001, the Company received fees of $1,420 for these services. The fees are reflected in other income on the statement of operations.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5.  BENEFIT PLANS

In past years, the Company was included in a multiple employer non-contributory defined-benefit pension plan (pension plan) and a defined contribution plan that covered substantially all full-time employees of ALIC and its subsidiaries and AMAL Corporation and its subsidiaries. During 2000, the pension plan was closed to new participants, and all existing participants were given two options for future participation.

The first option was to continue participation in the pension plan and defined contribution plan. Pension plan costs include current service costs, which are accrued and funded on a current basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $6, $221 and $159, respectively.

The second option for pension plan participants was to elect to end participation in the pension plan, fully vest in their accumulated pension benefits, and receive Company contributions to their defined contribution plan accounts on a quarterly basis.

During 2000, the pension plan and defined contribution plan each merged with the respective pension plan and defined contribution plan of an affiliated company, and both are now sponsored by AHC. While the pension plans were merged, AMAL Corporation and its subsidiaries will continue to have a different benefit formula.

Company matching contributions under the defined contribution plan range from 0.5% to 3% in 2001 and 2000, and from 1% to 3% in 1999 of the participant's compensation. In addition, for those employees who elected to terminate their participation in the pension plan, and for new full time employees subsequent to the closing of the pension plan, the Company makes a contribution of 6.0% of the participant's compensation. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $235, $108 and $47, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For associates eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For associates eligible for retirement after January 1, 2000, benefits will be provided up to the date when the associate becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the

                                    F-II 16

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


5. BENEFIT PLANS, (continued)

immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions were $31, $35 and $12 for the years ended December 31, 2001, 2000 and 1999, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6.  INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was ($5,802), $6,874 and ($4,513) for 2001, 2000 and 1999,
respectively. The Company's statutory surplus was $60,516, $63,665 and $41,637 at December 31, 2001, 2000 and 1999, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

The Company adopted the provisions of the National Association of Insurance Commissioner's Codification of Statutory Accounting Practices for the preparation of statutory financial statements effective January 1, 2001. The adoption of the new accounting principles has the effect of increasing statutory surplus at January 1, 2001 by $2,854, which relates primarily to accounting principles regarding income taxes.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                    F-II 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS, (continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

         Fixed maturity securities available for sale -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

         Equity securities -- Fair value is determined using an independent pricing source.

         Mortgage Loans on real estate -- Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 2001 and 2000.

         Loans on insurance policies -- Fair value for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

         Cash and cash equivalents, accrued investment income, reinsurance receivable and recoverable -- The carrying amounts equal fair value.

         Accumulated contract values -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                                  December 31
                                                            --------------------------------------------------------
                                                                      2001                          2000
                                                            ------------------------- -- ---------------------------
                                                                Carrying      Fair          Carrying        Fair
                                                                Amount        Value          Amount         Value
----------------------------------------------------------- ------------ ------------ -- ------------ --------------
Financial assets:
   Fixed maturity securities, available for sale             $  199,551   $  199,551      $  139,933   $  139,933
   Equity securities                                              1,960        1,960           1,745        1,745
   Mortgage loans on real estate                                  2,907        2,981           2,091        2,138
   Loans on insurance policies                                   29,391       25,185          23,186       18,948
   Cash and cash equivalents                                     46,927       46,927          18,347       18,347
   Accrued investment income                                      3,487        3,487           2,873        2,873
   Reinsurance receivable - affiliate                               519          519           9,870        9,870
   Reinsurance recoverable                                        1,369        1,369           2,414        2,414
Financial liabilities:
   Accumulated contract values excluding amounts
      held under insurance contracts                         $  286,059   $  286,059      $  204,577   $  204,577





                                    F-II 18

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (in thousands)


8.  COMMITMENTS AND CONTINGENCIES

INVESTMENTS

Mortgage loan commitments of $1,250 were outstanding for investments to be purchased in subsequent years as of December 31, 2001. There were no mortgage loan commitments outstanding as of December 31, 2000. These commitments have been made in the normal course of business and are not reflected in the accompanying financial statements. The Company's exposure to credit loss is represented by the contractual notional amount of these commitments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance sheet instruments.

LITIGATION

From time to time, the Company is subject to litigation in the normal course of business. Management does not believe that the Company is party to any such pending litigation which would have a material adverse effect on its financial statements or future operations.

9.  SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products, which have Separate Accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Assets of the Separate Accounts are invested in mutual funds and are carried at fair value and are only used to support variable products issued by the Company. During 2001, the Company made initial investments totaling $4,000 into two new mutual fund options offered through Account VA-2. The Company withdrew its investments and related earnings by December 31, 2001 in the amount of $4,729. The realized gains are recorded in the statement of operations. Amounts in the Separate Accounts include policyowner investments in mutual fund options offered through affiliates (See note 4). Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.


Amounts in the Separate Accounts are as follows:

                                                                                          December 31
                                                                             ---------------------------------------
                                                                                    2001                2000
---------------------------------------------------------------------------- ------------------- -------------------
Separate Account V                                                            $        371,818    $        393,900
Separate Account VA-2                                                                1,564,579           1,868,780
---------------------------------------------------------------------------- ------------------- -------------------
                                                                              $      1,936,397    $      2,262,680
---------------------------------------------------------------------------- ------------------- -------------------

                                    F-II 19

   PART C

                                OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

     a)  Financial Statements:

         Ameritas Variable Separate Account VA was established May 17, 2002, and therefore the subaccounts of Ameritas Variable Separate Account VA have no financial statements for the fiscal year ended December 31, 2001.

         The financial statements of Ameritas Variable Life Insurance Company are filed in Part B. They include:

         Ameritas Variable Life Insurance Company:
            - Report of Deloitte & Touche LLP, independent auditors.
            - Balance Sheets as of December 31, 2001 and 2000.
            - Statements of Operations for the years ended December 31, 2001,
              2000 and 1999.
            - Statements of Comprehensive Income for the years ended December
              31, 2001, 2000 and 1999.
            - Statements of Stockholder's Equity for the years ended December
              31, 2001, 2000 and 1999.
            - Statements of Cash Flows for the years ended December 31, 2001,
              2000 and 1999.
            - Notes to Financial Statements for the years ended December 31,
              2001, 2000 and 1999.

All schedules of Ameritas Variable Life Insurance Company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

There are no financial statements included in Part A or Part C.

     b)  Exhibits

     Exhibit
     Number       Description of Exhibit
     (1)          Resolution of Board of Directors of Ameritas Variable Life Insurance Company
                  Establishing Ameritas Variable Separate Account VA. 1
     (2)          Not Applicable.
     (3) (a)      Form of Principal Underwriting Agreement. 1
     (3) (b)      Not Applicable.
     (4)          Form of Assumption Certificate. 1, 2
     (5)          Not Applicable.
     (6) (a)      Articles of Incorporation of Ameritas Variable Life Insurance Company. 3
     (6) (b)      Bylaws of Ameritas Variable Life Insurance Company. 3
     (7)          Form of Assumption Reinsurance Agreement. 1
     (8) (a)      Participation Agreement (The Alger American Fund). 3
         (b)      Participation Agreement (Calvert Variable Series, Inc.). 4
         (c)      Participation Agreement (Variable Insurance Products). 3
         (d)      Participation Agreement (Neuberger Berman Advisers Management Trust). 1
         (e)      Participation Agreement (Oppenheimer Variable Account Funds). 1
         (f)      Form of Participation Agreement (Deutsche Asset Management VIT Funds). 1
         (g)      Form of Participation Agreement (Franklin Templeton Variable Insurance Products Trust). 1
         (h)      Form of Participation Agreement (Van Eck Worldwide Insurance Trust). 1
     (9)          Opinion and Consent of Donald R. Stading.
     (10)         Independent Auditors' Consent.
     (11)         No financial statements are omitted from Item 23.
     (12)         Not applicable.
     (13)         Schedule of Computation of Performance Quotations. 5
     (14)         Powers of Attorney. 6

1 Incorporated by reference to initial Registration Statement for Ameritas Variable Separate Account VA, File No. 333-91670, filed on July 1, 2002.
2 Also See Form of Policy Incorporated by reference to initial Registration Statement for Acacia National Variable Annuity Separate Account II File No. 333-03963, filed on May 16, 1996.
3 Incorporated by reference to Pre-Effective Amendment to the Registration Statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 20, 1997.
4 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.
5 Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Acacia National Variable Annuity Separate Account II File No. 333-03963, filed on February 25, 2000.
6 Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-46675, filed on March 29, 2002.

Item 25.      Directors and Officers of the Depositor

         Name and Principal                Position and Offices
         Business Address                  with Depositor
         Lawrence J. Arth*                 Director, Chairman of the Board and Chief Executive Officer
         William J. Atherton*              Director, President and Chief Operating Officer
         Kenneth C. Louis*                 Director and Executive Vice President
         Thomas C. Godlasky**              Director, Senior Vice President and Chief Investment Officer
         JoAnn M. Martin*                  Director, Vice President and Chief Financial Officer
         Gary R. McPhail**                 Director and Executive Vice President
         Robert C. Barth*                  Controller
         Raymond M. Gilbertson*            Vice President - Corporate Compliance
         William W. Lester*                Treasurer
         Thomas N. Simpson*                Senior Vice President and National Sales Manager
         Donald R. Stading*                Secretary and General Counsel

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

**Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue,
  Des Moines, Iowa 50309.

Item 26.      Organizations under common control with the depositor include:

Name of Corporation (state where organized)                            Principal Business
-------------------------------------------                            ------------------
Ameritas Acacia Mutual Holding Company (NE)............................mutual insurance holding company
     Ameritas Holding Company (NE).....................................stock insurance holding company

         Acacia Life Insurance Company (DC)............................life insurance company
              Acacia Financial Corp. (MD)..............................holding company
              ----------------------
                  Acacia Federal Savings Bank (DE).....................federally chartered bank
                     Acacia Property & Casualty Insurance
                     Agency, Inc. (VA).................................insurance agency
                     Acacia Service Corp. (VA).........................deposit solicitation
                     Acacia Title Agency, Inc. (VA)....................title company
                  Acacia Realty Corporation (DC).......................real estate joint venture company
                  Calvert Group. Ltd. (DE).............................holding company
                     Calvert Asset Management Company (DE).............asset management services
                     Calvert Shareholder Services, Inc. (DE)...........administrative services
                     Calvert Administrative Services Company (DE)......administrative services
                     Calvert Distributors, Inc. (DE)...................broker-dealer
              Acacia National Life Insurance Company (DC)..............variable life/annuity insurance company
              --------------------------------------
              Acacia Realty Square, LLC (DE)...........................property management company
              -------------------------
              Enterprise Resources, LLC (DE)...........................class II insurance sales
              -------------------------

         Ameritas Life Insurance Corp. (NE)............................life/health insurance company
              AMAL Corporation (NE)....................................a joint venture holding company between Ameritas Life
              ----------------                                         Insurance Corp. (52.53%), AmerUs Life Insurance Company
                                                                       (33.59%), Acacia Life Insurance Company (3.48%),
                                                                       Acacia National Life Insurance Company (7.43%), and Acacia
                                                                       Financial Corp. (2.97%)
                  Ameritas Investment Corp. (NE).......................securities broker dealer & investment advisor
                  Ameritas Variable Life Insurance Company (NE)        life insurance company
                  The Advisors Group, Inc. (DE)........................securities broker-dealer, investment advisor
                     Advisors Group Insurance Agency of Texas,
                     Inc. (TX)                                         broker-dealer insurance broker
                     Acacia Insurance Agency of Massachusetts,
                     Inc. (MA)                                         broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Ohio,
                     Inc. (OH)                                         broker-dealer insurance broker
                     The Advisors Group Insurance Agency of Alabama,
                     Inc. (AL)                                         broker-dealer insurance broker
              Ameritas Investment Advisors, Inc. (NE)..................investment advisor
              ----------------------------------
              Ameritas Managed Dental Plan, Inc. (CA)..................managed care dental insurance company
              ----------------------------------
              First Ameritas Life Insurance Corp. of New York (NY).....life insurance company
              -----------------------------------------------
              Lincoln Gateway Shopping Center, Inc. (NE)...............real estate investment and management
              -------------------------------------
              Pathmark Assurance Company (NE)..........................third-party administrator and reinsurer of dental and
              --------------------------                               eye care insurance plans
              Veritas Corp. (NE).......................................insurance marketing agency
              -------------

Subsidiaries are indicated by indentations. Ownership is 100% by the parent company except as noted.

Item 27.      Number of Contractowners

              No contracts have been offered.

Item 28.      Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      Principal Underwriter

a) The Advisors Group, Inc. is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for Acacia National Variable Life Insurance Separate Account I variable life insurance policies, Acacia National Variable Annuity Separate Account II variable annuities, and Ameritas Variable Separate Account VL variable life insurance policies.

b) The following table sets forth certain information regarding directors and officers of The Advisors Group:

   Name and Principal               Positions and Offices
   Business Address*                With Underwriter

   Charles T. Nason                 Chairman of the Board
   Salene Hitchcock-Gear            Director, President and Chief
                                    Executive Officer
   David A. Glazer                  Regional Vice President
   Scott A. Grebenstein             Director, Senior Vice President,
                                    Product Development and Financial Operations
   William R. Giovanni**            Director
   Robert-John H. Sands             Director

 * Unless otherwise noted, the principal business address of each person listed is:
                          The Advisors Group, Inc.
                          7315 Wisconsin Avenue
                          Bethesda, Maryland 20814

 ** Principal business address:
                          Ameritas Investment Corp.
                          5900 "O" Street
                          Lincoln, Nebraska 68510


c)                             Net Underwriting       Compensation
Name of Principal                 Discounts and            on                 Brokerage
  Underwriter (1)                Commissions (2)     Redemption (3)      Commissions (4)     Compensation (5)
-------------------            ------------------    --------------      ---------------     ----------------
The Advisors Group, Inc.
("TAG")                                $0                  $0                    $0               $0

(2)+(4)+(5) = Gross variable annuity compensation received by TAG.
(3) = Sales compensation received and paid out by TAG as underwriter, TAG retains 0.
(4) = Sales compensation received by TAG for retail sales.
(5) = Sales compensation received by TAG and retained as underwriting fee.

Item 30.  Location of Separate Account and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

     Not Applicable.

Item 32.  Undertakings

     Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

     Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

     Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

     Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant, Ameritas Variable Separate Account VA, certifies that it has caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-91670 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 26th day of August, 2002.

                               AMERITAS VARIABLE SEPARATE ACCOUNT VA, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor



                                                           By: Lawrence J. Arth*
                                                               -----------------
                                                           Chairman of the Board

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on August 26, 2002.

         SIGNATURE                                             TITLE

     Lawrence J. Arth *         Director, Chairman of the Board and Chief
                                Executive Officer

     William J. Atherton *      Director, President and Chief Operating Officer

     Kenneth C. Louis *         Director, Executive Vice President

     Gary R. McPhail *          Director, Executive Vice President

     Thomas C. Godlasky *       Director, Senior Vice President and Chief
                                Investment Officer

     JoAnn M. Martin *          Director, Vice President and Chief Financial
                                Officer

     Robert C. Barth *          Controller (Principal Accounting Officer)

     William W. Lester *        Treasurer (Principal Financial Officer)


  /s/ Donald R. Stading         Secretary and General Counsel
-------------------------
      Donald R. Stading

     * Signed by Donald R. Stading under Powers of Attorney executed effective as of January 25, 2001.

                                  Exhibit Index

     Exhibit

       (9)      Opinion and Consent of Donald R. Stading

       (10)     Independent Auditors' Consent